

03 APR -4 AM 9:21

adidas-Salomon AG
World of Sports
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

SUPPL

01.04.2003

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78


03050057

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Annual Report 2002 (Attachment No. 1)
- the Third Quarter Report 2002 (Attachment No. 2)
- the First Half Year Report 2002 (Attachment No. 3)
- the First Quarter Report 2002 (Attachment No. 4)

- the invitation to our forthcoming Shareholders' Meeting (Attachment No. 5)

If you need further information, please do not hesitate to contact me.

Kind regards,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Gabriele Dirian
Company Secretary

Attachments


adidas-Salomon


adidas

NINE MONTHS REPORT 2002

Financial Highlights (IAS)

- ✓ Underlying Group sales climb 9% year-to-date (6% in euro)
- ✓ Q3 EPS increases 15%
- ✓ Best adidas order backlogs in over four years; US footwear currency-neutral up 25%
- ✓ € 114 million debt reduction versus the prior year

	3rd Quarter 2002	3rd Quarter 2001	Change	Nine Months 2002	Nine Months 2001	Change
Operating Highlights (euros in millions)						
Net sales	1,868	1,790	4.4%	5,012	4,717	6.3%
Income before taxes	220	191	15.0%	341	330	3.4%
Net income	131	114	15.2%	199	184	8.2%
Key Ratios (in %)						
Gross margin	43.8	42.0	1.8pp	43.4	42.8	0.6pp
SG&A expenses as a percent of net sales	29.6	28.5	1.1pp	33.9	32.6	1.2pp
EBITDA as a percent of net sales	14.9	13.9	0.9pp	10.0	10.6	(0.6pp)
Effective tax rate	37.2	36.2	1.0pp	38.2	39.0	(0.8pp)
Net income as a percent of net sales	7.0	6.4	0.7pp	4.0	3.9	0.1pp
Equity ratio	24.3	22.7	1.6pp	24.3	22.7	1.6pp
Balance Sheet Data (euros in millions)						
Total assets	4,441	4,220	5.2%	4,441	4,220	5.2%
Inventories	1,151	1,195	(3.7%)	1,151	1,195	(3.7%)
Receivables and other current assets	1,774	1,684	5.3%	1,774	1,684	5.3%
Working capital	1,782	1,603	11.1%	1,782	1,603	11.1%
Net total borrowings	1,843	1,957	(5.8%)	1,843	1,957	(5.8%)
Shareholders' equity	1,079	956	12.8%	1,079	956	12.8%
Per Share of Common Stock (euros)						
Basic earnings per share	2.89	2.51	15.2%	4.40	4.07	8.2%
Diluted earnings per share	2.89	n/a	–	4.40	n/a	–
Basic earnings per share (without goodwill amortization)	3.15	2.74	15.1%	5.15	4.73	8.7%
Operating cash flow per share	2.61	0.61	328.1%	2.61	0.61	328.1%
Share price at end of period	69.10	56.64	22.0%	69.10	56.64	22.0%
Other						
Number of employees at end of period	14,311	13,936	2.7%	14,311	13,936	2.7%
Number of shares outstanding	45,349,200	45,349,200	–	45,349,200	45,349,200	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.



adidas-Salomon

Dear Shareholders,

2002 has been a real turnaround year for adidas-Salomon. Better products and design, superior performance, exciting sporting developments – and this in the middle of markets that continue to get tougher. Our achievements in the first nine months of the year go to show how well our organization can keep on delivering even in challenging times.

Third quarter highlights include:

- Underlying sales grew 10% (or 4% in euro), with every region showing improvement.
- In North America, underlying sales increased 9% despite a tough back-to-school environment.
- On the product front, our two new technologies ClimaCool™ and a³ continued to exceed expectations and the new generations promise even stronger commercial potential for 2003.
- We further expanded adidas own-retail activities with new Originals stores in New York and Osaka.
- And our backlogs, on a currency-neutral basis, reached levels we haven't seen in four years. Especially exciting is backlog development in apparel, which is positive for the first time in more than three years.

Looking at our regional development, in North America in the third quarter underlying sales in the region grew for all of our brands despite a tough back-to-school season. But our growth story in the third quarter was not just about the US. In Europe, sales continued to grow, driving year-to-date revenues up despite ongoing difficult retail conditions in many of the major markets. Asia sales continued to grow strongly in the third quarter, building on the increased brand recognition gained during the World Cup. As a result, year-to-date sales for the region improved nearly 30% in local currencies.

What's also been great is the way our new products are taking off. It's clear that our investments in technology and design are delivering results:

- Our projections for ClimaCool™, our 360 degree ventilated shoe, are now up 100% to 1 million pairs.
- a³, our energy management shoe, is also on track to sell 400,000 pairs in 2002. That's 60% more than our original target.
- Our Originals products, which were released as a complete footwear, apparel and accessories collection for the first time this year, will grow by at least 20%, exceeding our expectations.



das Originals Store in New York



Sport Style Collection Y-3



TaylorMade R500 Series drivers



Golf Star Sergio Garcia



adidas-Salomon

Last month we launched the first-ever Sport Style line with Yohji Yamamoto in Paris with a major fashion event. Critics loved it and high-end retailers rushed to order the product. As a result, our first orders are significantly above expectations and we are confident that these products will further strengthen brand power.

In addition to the exciting news coming from brand adidas, Salomon and TaylorMade-adidas Golf also developed positively despite tough market conditions in their respective sectors. Salomon sales increased 2% on a currency-neutral basis for the quarter and year-to-date. Although sell-in of winter products has been difficult following the poor conditions last year, exciting products such as the 3V slalom racing ski, the X Wave 10.0 ski boot and the F snowboard boot are helping Salomon maintain sales at the prior year's level and ensure its position as the leading winter sports brand in 2002 and beyond.

TaylorMade-adidas Golf is also an important story for the quarter. The R500 Series was clearly the most successful product launch at TaylorMade-adidas Golf ever. As a result, the high-margin metalwoods category grew nearly 30% on top of tough comparisons from last year. In addition to the R500 Series success, adidas Golf footwear and the new golf ball business were important contributors to this positive development. Further, we signed a new head-to-toe deal with European golf sensation Sergio Garcia, who will personify the outstanding synergies between the TaylorMade, Maxfli and adidas brands.

So we did well across the board in both the third quarter and year-to-date. In tough times and uncertainty our global position got stronger and we added significantly to our product line-up. We are definitely on target to deliver sales growth of at least 5% at the Group level. We are also confident that we will deliver our earnings growth target of 5 to 10% for the year. And most importantly, we are well positioned to do even better in the future.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer


2002 Weekly Share Price Development
120
100
90
70
50
Dec. 28, 2001
Sept. 30, 2002
adidas-Salomon
DAX-30
Standard & Poor's 500 Footwear Index

Exchange Rates € 1 equals	Spot rates at Sept. 30 2002	Spot rates at June 30 2002	Spot rates at March 31 2002
USD	0.9860	0.9975	0.8724
JPY	119.67	118.20	115.51

The Share

adidas-Salomon share outperforms major indices

During the first nine months of 2002, stock markets worldwide were characterized by significant share price decreases. While the adidas-Salomon share price also declined in this period, it strongly outperformed the DAX-30, Germany's premiere stock index, as well as the Standard & Poor's 500 Footwear Index, which comprises the major footwear competitors in the US. Ending the quarter at € 69.10 on September 30, the adidas-Salomon share was down 18% versus year-end 2001. In the same period, the DAX-30 as well as the Standard & Poor's 500 Footwear Index declined by 46% and 22% respectively.

adidas-Salomon DAX-30 top performer within 12-month period

Compared to the first nine months of 2001, the adidas-Salomon share price improved strongly despite the very difficult market environment. It clearly outperformed both the DAX-30 and the Standard & Poor's 500 Footwear Index within the 12-month period. While these indices declined 36% and 5% respectively, adidas-Salomon was the top performer within the DAX with a gain of 22%.

The Market

Negative signals from global markets

Macroeconomic signals from the global markets were largely negative during the first nine months of the year. While leading indicators seemed to signal a potential recovery until June, economic sentiment deteriorated considerably during the third quarter. As a result, consumer confidence is low in the US, European and Japanese markets, and economic growth projections for the year have been revised downwards.

Continued weak retail environment in the sporting goods market

After excellent exposure in the first half of 2002 through the Winter Olympics and the 2002 FIFA World Cup™, the sporting goods industry faced several negative impacts in the last quarter. In the US, back-to-school sales for the sporting goods industry were disappointing, driven by the weak and strongly promotional retail environment, which was further exacerbated by unseasonably warm weather. As a result, several athletic specialty retailers issued sales and profit warnings. In addition, the US West Coast dock dispute put further pressure on suppliers and retailers, raising concerns that possible delivery problems might jeopardize holiday business. In Europe, developments within the sporting goods sector remained mixed. While the athletic retail appears to be improving slightly in the UK and France, retail conditions continue to be tough throughout Central Europe. In Japan, retailers enjoyed World Cup-driven improvements which continued throughout the third quarter.

adidas-Salomon

Nine Months Net Sales for the Group
(euros in millions)


1998 4,042
1999 4,159
2000 4,442
2001 4,717
2002 5,012

Nine Months 2002 Net Sales by Region


Latin America 2%
Asia 17%
Europe 51%
North America 30%

Underlying Group sales increase 9% year-to-date

Third quarter net sales for adidas-Salomon grew 4% from € 1.8 billion in 2001 to € 1.9 billion in 2002. On a currency-neutral basis, third quarter revenues grew 10%. As a result, Group sales were up 6% (+9% currency-neutral) from € 4.7 billion in the first nine months of 2001 to € 5.0 billion in 2002. This increase is in line with the Group's full year sales growth target of at least 5%.

All product segments developed positively. Footwear sales were the primary growth driver, with sales up 7% year-over-year for the Group from € 2.1 billion in the first nine months of 2001 to € 2.3 billion during the same period in 2002. A 46% increase in basketball sales as well as healthy growth in the football and running categories were the main contributors to this development. Apparel sales grew 4% from € 1.7 billion in the first nine months of 2001 to € 1.8 billion in the same period in 2002, with particularly strong growth coming from the football category where sales grew 45%. Hardware revenues grew 11% from € 852 million to € 942 million, fueled by the success of TaylorMade's R500 Series drivers and new sales from the Maxfli and Slazenger Golf brands as well as Football World Cup products.

adidas sales continue to exceed expectations

Total adidas sales grew 4% in the third quarter from € 1.4 billion in 2001 to € 1.5 billion in 2002; restated this growth rate was 10%. In the first nine months, adidas sales increased 6% from € 3.8 billion in 2001 to € 4.1 billion in 2002 with positive underlying sales development in all regions. Sales grew 9% on a currency-neutral basis.

TaylorMade-adidas Golf sales deliver fastest growth

At TaylorMade-adidas Golf third quarter sales increased 21% (+34% currency-neutral) from € 113 million in 2001 to € 137 million in 2002. Strong sales of the R500 Series drivers played an important role in this development. In the first nine months of 2002, sales reached € 516 million, representing an increase of 18% from € 438 million in the prior year. On a currency-neutral basis, this growth was 22% and was supported by double-digit increases in every region. The first-time inclusion of Maxfli and Slazenger Golf sales was the primary growth driver, contributing € 76 million to the positive development during the first nine months of 2002.

Underlying Salomon sales increase despite tough market conditions

Sales for Salomon in the third quarter of 2002 declined 1% from € 233 million in 2001 to € 230 million in 2002. As a result, Salomon sales for the first nine months of 2002 also declined 1% versus the prior year from € 427 million in 2001 to € 424 million in 2002. On a currency-neutral basis, sales increased 2% in both the third quarter and the first nine months of 2002 versus the prior year. Double-digit sales increases in apparel and Mavic products compensated for revenue declines in the other categories.

Nine Months 2002 Net Sales Growth by Brand and Region*

(in %)	Europe	North America	Asia	Latin America	Total
adidas	3	3	27	(7)	6
Salomon	9	(2)	(31)	(1)	(1)
TaylorMade-adidas Golf	22	16	19	–	18
Total	4	4	21	(7)	6

* Versus the prior year

21% year-to-date sales increase in Asia leads regional growth

Underlying sales for the Group grew in all regions for both the third quarter and first nine months of 2002 versus the prior year. Asia sales were particularly strong, growing 14% (+22% currency-neutral) in the third quarter of 2002 to € 302 million from € 265 million in the same period in 2001. In the first nine months of 2002, sales grew 21% to € 841 million versus € 693 million in 2001. This improvement was 27% on a currency-neutral basis. The 2002 FIFA World Cup™ contributed to this development at brand adidas, where year-to-date sales also increased 27% versus the previous year's level. TaylorMade-adidas Golf sales grew strongly, increasing 19% versus the prior year. Salomon sales declined 31% from a small base due to poor sell-in of winter products to the depressed Japanese market.

Underlying sales growth in North America continues despite increasingly difficult market conditions

In North America, Group sales decreased 1% year-over-year from € 536 million to € 529 million in the third quarter of 2002 as a result of the weaker dollar versus the prior year. Currency-neutral sales continued to show strong improvement, up 9% versus the third quarter of the prior year. In the first nine months, adidas-Salomon sales increased 4% from € 1.4 billion in 2001 to € 1.5 billion in 2002. On a currency-neutral basis, this increase was 8%. Brand adidas sales grew 3% (+6% currency-neutral) with strong sales development in the basketball and running categories. Poor industry sales in the third quarter made this positive development particularly impressive. Sales at Salomon declined 2% (+2% currency-neutral) compared to the prior year due to poor sell-in of winter products following the disappointing 2001/2002 ski season as well as a decline in the market for inline skates. Sales at TaylorMade-adidas Golf increased 16%, as first-time inclusion of Maxfli and Slazenger Golf sales as well as growing revenues at adidas Golf more than offset lower sales for the TaylorMade brand in North America due to softness in the golf market.

Sales momentum increases in Europe

In Europe, Group sales grew strongly in the third quarter. At € 988 million, revenues increased 6% (+7% currency-neutral) versus the third quarter of 2001. Brand adidas played an important role in this development with sales up 5% driven by footwear and expanding adidas own-retail activities. In the first nine months of 2002, sales increased 4% to reach € 2.5 billion versus € 2.4 billion in the same period of 2001. TaylorMade-adidas Golf led this development with an increase of 22% in the first nine months of 2002. The main drivers of this growth were double-digit sales increases in the metal-wood and putter categories. Salomon sales grew 9% with increases coming primarily from the apparel and Mavic categories. adidas sales grew 3%, driven by improvements in nearly all sport categories.

Nine Months Gross Margin
(in %)


1998
42.4
1999
43.9
2000
43.4
2001
42.8
2002
43.4
Target range 41 to 43%

Strong underlying growth in Latin America

In Latin America, Group sales declined 10% from € 47 million in the third quarter of 2001 to € 43 million in the third quarter of 2002. Currency-neutral sales grew by 41%, although this figure includes inflationary pricing effects in Argentina. In the first nine months, sales declined 7% from € 129 million in 2001 to € 120 million in 2002 as a result of negative currency translation effects. Currency-neutral sales increased 27%. Underlying improvements came mainly from the basketball, running and football categories.

Gross margin further strengthened

In the third quarter of 2002, the Group's gross margin improved 1.8 percentage points from 42.0% to 43.8%. Gross margin improvements came from brand adidas as a result of increased own-retail activities as well as a lower level of clearance sales and better clearance margins. TaylorMade-adidas Golf also delivered improvements as a result of the strong introduction of the high-margin R500 Series drivers. Salomon gross margin, however, declined due to the lower proportion of Asian year-to-date sales as well as lower margins on inline skates. As a result, the Group's gross margin in the first nine months of 2002 increased 0.6 percentage points from the prior year's 42.8% to 43.4%.

Strategic initiatives drive increase in operating expenses

Operating expenses in the third quarter of 2002 increased 8% from € 531 million in 2001 to € 576 million. Operating expenses as a percent of sales were therefore 30.8%. This represents an increase of 1.1 percentage points versus the same period of 2001. As a result, operating expenses grew 10% year-to-date from € 1.6 billion in 2001 to € 1.8 billion in 2002. As a percent of sales, operating expenses increased 1.3 percentage points on a year-over-year basis to reach 35.2%. This development reflects spending on key strategic initiatives, including marketing expenses for the 2002 FIFA World Cup™, expansion of adidas own-retail activities and start-up activities associated with the purchase of the remaining shares of adidas Italy.

10% increase in Q3 operating profit

As a result of the positive top-line development and strong gross margin, operating profit increased 10% in the third quarter to € 243 million versus € 222 million in 2001. Operating profit for the first nine months of 2002 declined by 2% to € 410 million compared to € 420 million for the same period in the previous year. This development is in line with Group expectations and reflects the higher operating expenses as a percent of sales resulting from the strategic initiatives mentioned above.


Equity Ratio*
(in %)
1998
15.1
1999
18.7
2000
20.8
2001
22.7
2002
24.3
* At September 30

Financial expenses and minorities decrease

Financial expenses decreased 22% from € 30 million in the third quarter of 2001 to € 23 million in 2002. Year-to-date financial expenses were € 69 million, representing a decrease of 22% versus € 89 million in the same period in the previous year. This was due to lower interest expenses which were driven by both lower average interest rates and the lower average debt level. Income before taxes was € 341 million, up 3% compared to € 330 million in the same period in 2001.

Net income development was supported by a decrease in the tax burden due to a favorable earnings mix. The effective tax rate improved by 0.8 percentage points to 38.2% in the first nine months of 2002 compared to 39.0% in the same period in 2001. Minority interests decreased 33% year-over-year in the first nine months from € 17 million in 2001 to € 11 million in 2002, largely as a result of the acquisition of the remaining shares of adidas Italy.

Q3 EPS increases 15%

Net income for the third quarter increased 15% from € 114 million in 2001 to € 131 million in 2002, taking earnings per share to € 2.89 for the third quarter of 2002 compared to € 2.51 in 2001. As a result, net income for the first nine months of 2002 increased 8% from € 184 million in the same period in 2001 to € 199 million in 2002. This development was in line with expectations. Basic and diluted earnings per share were € 4.40 versus € 4.07 in the first nine months of 2001.

Debt reduced by € 114 million

At the end of September, inventories for the Group were reduced by 4% versus the previous year. Receivables increased 4%, which was in line with sales growth for the period. As a result, net debt for the Group decreased 6% from € 2.0 billion at the end of September 2001 to € 1.8 billion in 2002. This debt reduction of € 114 million versus the prior year was achieved despite the acquisition of the remaining shares of adidas Italy and the purchase of a 10% holding in Bayern Munich.

Shareholders' equity improves again

The healthy profit development drove a 13% improvement in shareholders' equity from € 956 million at the end of September 2001 to € 1.1 billion at the end of September 2002. As a result, the equity ratio improved by 1.6 percentage points from 22.7% in the previous year to 24.3% at the end of September 2002 despite negative currency translation effects.

adidas at a Glance (euros in millions)	Nine Months 2002	Nine Months 2001	Change
Net sales	4,050	3,831	6%
Gross margin	39.8%	38.7%	1.1pp
Operating profit	349	352	(1%)

adidas

Underlying Q3 adidas sales grow in all regions

Total adidas sales grew 4% in the third quarter from € 1.4 billion in 2001 to € 1.5 billion in 2002; restated this growth rate was 10%. Sales drivers in the third quarter were the running, basketball and football categories. Sales grew 23% (+31% currency-neutral) in Asia as a result of strong footwear sales in the region. Underlying sales were also positive in all other regions in the third quarter of 2002 with sales in North America declining 6% in euro, but growing 4% on a currency-neutral basis. In Europe, revenues grew 5% (+6% currency-neutral). In Latin America, where currency effects were strong, sales declined 10% in euro (+40% currency-neutral).

adidas sales in the first nine months up 6%

In the first nine months of 2002, adidas sales grew 6% year-over-year from € 3.8 billion to € 4.1 billion. Currency-neutral, this represents an increase of 9%. In Asia, sales grew strongest at 27%, while in North America sales grew 3% versus the prior year. In Europe, sales increased 3% for the first nine months. In Latin America sales declined 7%.

The Sport Performance division's sales grew 2% to € 3.3 billion compared to € 3.2 billion in the first nine months of the prior year with strong gains in the basketball, running and football categories. Sales from the Sport Heritage division grew 23% to € 735 million versus € 598 million in the prior year with solid growth coming from all regions, particularly Asia and Europe.

Gross margin improvement continues

Gross margin at brand adidas improved 2.5 percentage points in the third quarter from 37.9% in 2001 to 40.4% in 2002. The higher proportion of adidas own-retail sales coupled with a lower level of clearance sales and better margins on those sales were the major drivers of this improvement. For the first nine months of 2002, gross margin therefore improved 1.1 percentage points year-over-year to 39.8% compared to 38.7% in 2001. As a result, gross profit for the first nine months increased 9% from € 1.5 billion in 2001 to € 1.6 billion in 2002.

Operating profit reflects higher marketing expenses

Operating expenses grew 5% in the third quarter of 2002 to € 402 million from € 384 million in 2001. Expenditures associated with own retail, the wide release of a³ (a-cubed) products and higher depreciation contributed to this development. For the first nine months of 2002, operating expenses grew 12% from € 1.1 billion in 2001 to € 1.3 billion or 31.2% of adidas sales in 2002. This 1.7 percentage point increase reflects additional expenses associated with the expansion of own-retail activities, start-up expenses related to the purchase of the remaining shares of adidas Italy and in particular expenses associated with the 2002 FIFA World Cup™. As a result, the adidas operating profit declined slightly from € 352 million in the first nine months of 2001 to € 349 million in 2002.

Salomon at a Glance (euros in millions)	Nine Months 2002	Nine Months 2001	Change
Net sales	424	427	(1%)
Gross margin	41.5%	43.4%	(1.9pp)
Operating profit	(4)	3	(224%)

Salomon

Underlying Salomon sales improve despite tough markets

Sales for Salomon in the third quarter declined 1% from € 233 million in 2001 to € 230 million in 2002. However, on a currency-neutral basis sales grew 2% driven by solid growth in Europe. This was mirrored in the sales development of the first nine months of 2002, in which Salomon sales declined 1% from € 427 million to € 424 million due to continued pressure in the winter and inline skate markets. On a currency-neutral basis, Salomon sales grew 2% in the first nine months of 2002. Regionally, 9% sales growth in Europe compensated for sales declines in North America and Asia of 2% (+2% currency-neutral) and 31% (-26% currency-neutral) respectively. Solid improvements came from Salomon apparel and gear as well as significantly higher Mavic bicycle wheels sales.

Gross margin declines reflect difficult market conditions

Gross margin at Salomon declined 1.9 percentage points year-over-year in the third quarter to reach 47.3% in 2002 versus 49.2% in 2001. This is identical to the 1.9 percentage point reduction in the gross margin in the first nine months of the year from 43.4% in 2001 to 41.5% in 2002. The decline reflects lower gross margins from inline skates and proportionally lower sales in Asia. As a result, gross profit declined 5% from € 185 million in the first nine months of 2001 to € 176 million in 2002.

Operating expenses improve slightly

Third quarter operating expenses were reduced by 1% from € 58 million to € 57 million in 2002. For the first nine months of 2002, operating expenses were also reduced by 1% to € 180 million compared to € 182 million in the same period of the previous year. This equals 42.4% of Salomon sales for the first nine months and represents an improvement of 0.3 percentage points versus the prior year. However, due to the reduction in Salomon's gross profit, operating profit declined from € 3 million in the first nine months of 2001 to minus € 4 million in 2002.

TaylorMade-adidas Golf

TaylorMade-adidas Golf at a Glance (euros in millions)	Nine Months 2002	Nine Months 2001	Change
Net sales	516	438	18%
Gross margin	49.4%	51.6%	(2.2pp)
Operating profit	48	55	(13%)

R500 Series launch drives strong Q3 sales development

In the third quarter, TaylorMade-adidas Golf sales increased 21% from € 113 million in 2001 to € 137 million, representing growth of 34% on a currency-neutral basis. The major driver of this improvement were strong sales in Europe and North America, following the July launch of the R500 Series drivers. As a result, TaylorMade-adidas Golf revenue growth excluding new sales derived from the Maxfli and Slazenger Golf license and distribution agreement was positive for the first time in 2002. TaylorMade also continues to enjoy its industry-first status as the #1 concurrently played driver, fairway wood and iron on the US PGA Tour.

Sales up 18% year-to-date

TaylorMade-adidas Golf sales grew 18% in the first nine months of the year from € 438 million in 2001 to € 516 million in 2002. This increase was 22% on a currency-neutral basis. The development reflects double-digit growth in all regions with revenues growing 22% in Europe, 19% in Asia and 16% in North America. On a product basis, metalwoods and putters grew, strongly fueled by new product launches. The first-time inclusion of Maxfli and Slazenger Golf products contributed € 76 million to TaylorMade-adidas Golf sales in the first nine months of 2002.

Gross profit increases driven by top-line growth

Gross margin for TaylorMade-adidas Golf grew strongly in the third quarter. At 50.5%, the gross margin increased 3.8 percentage points versus the prior year's level of 46.6%, reflecting the strong acceptance of the high-margin R500 Series drivers.

In the first nine months of 2002, the TaylorMade-adidas Golf gross margin declined 2.2 percentage points to 49.4% (51.6% in 2001). This development reflects higher clearance sales of golf products in the US market, particularly in the second quarter as TaylorMade-adidas Golf cleared remaining product inventories prior to the release of its new R500 Series product. However, as a result of strong sales development, TaylorMade-adidas Golf's gross profit for the first nine months of the year increased 13% from € 226 million in the previous year to € 255 million in 2002.

Operating profit affected by expenses associated with Maxfli and Slazenger Golf

TaylorMade-adidas Golf operating expenses increased 26% in the third quarter from € 51 million in 2001 to € 64 million in 2002. This growth reflects additional costs associated with the launch of the R500 Series drivers as well as start-up expenses related to the marketing of the Maxfli and Slazenger Golf brands. In the first nine months of 2002 operating expenses increased 21% from € 171 million in 2001 to € 207 million. This represents higher sales and marketing expenditures in Asia to support the significantly higher sales base which has developed in the region over the last two years as well as marketing expenses related to Maxfli and Slazenger Golf. As a result of the development of gross margin and operating expenses, the operating profit decreased by 13% to € 48 million in 2002 compared to € 55 million in the first nine months of 2001.

adidas Order Backlogs by Product Category and Region

Change in %*	Europe	North America	Asia	Total
Footwear	22	16	14	19
Apparel	1	8	1	3
Total	12	13	7	11

* At September 30, 2002, change year-over-year

adidas Order Backlogs by Product Category and Region currency-neutral

Change in %*	Europe	North America	Asia	Total
Footwear	23	25	24	24
Apparel	1	17	9	7
Total	13	22	15	16

* At September 30, 2002, change year-over-year

Development of adidas Order Backlogs*


17.0%
15.0%
13.0%
11.0%
9.0%
7.0%
5.0%
3.0%
1.0%
(1.0%)
(3.0%)
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Total in euro
Total currency-neutral
* At end of quarter, change year-over-year

Outlook

Backlog momentum continues with best adidas order backlogs in four years

Backlogs for the adidas brand are reported in euro as at the end of each accounting period. As a result, currency variations on specific dates can impact reported backlogs strongly. At the end of September, underlying order backlog growth was 16%, representing the strongest development in four years. In euro, this increase was 11% versus the prior year as a result of the appreciation of the euro versus the US dollar year-over-year. Footwear continued to be the primary driver of growth, with underlying orders up 24% (+19% in euro). Underlying apparel backlog development was positive for the first time in more than three years, gaining 7% on a currency-neutral basis and 3% in euro.

The strongest backlog growth came from North America, where backlogs increased 22% on a currency-neutral basis (+13% in euro). The major driver of this development was the 25% currency-neutral increase in footwear orders (+16% in euro). Apparel backlogs also showed a strong improvement with orders up 17% on a currency-neutral basis (+8% in euro).

In Europe, backlogs improved significantly, with orders up 12% in euro and 13% on a currency-neutral basis supported by strong growth in footwear, which increased 23% currency-neutral (+22% in euro). Apparel backlogs grew 1% both in euro and in constant currency despite ongoing market difficulties. This marks the first time that underlying apparel backlog development has been positive in the region in seven quarters.

Asia also reported solid backlog growth on the back of a strong product pipeline, which continues to generate momentum. Total backlogs grew 15% on a currency-neutral basis, or 7% in euro. Footwear backlogs increased 24% in constant currency (+14% in euro). Apparel backlogs rose 9% on a currency-neutral basis (+1% in euro).

Group sales on track for full year growth target

adidas-Salomon remains confident regarding its 2002 top-line growth target of at least 5%. adidas order backlogs as well as retailer feedback for TaylorMade-adidas Golf indicate that the positive sales development achieved in the first nine months of 2002 will continue in the fourth quarter.

On a full year basis, double-digit underlying sales growth is expected for brand adidas in North America and Asia as well as for TaylorMade-adidas Golf. Products to watch at adidas include the T-MAC 2 basketball shoe, to be released starting in November, and the Colours apparel concept, which will be introduced in December. It is anticipated that the newly-launched R500 Series drivers will continue to generate strong sales for TaylorMade-adidas Golf. Salomon sales development is likely to be stable as the difficult market conditions of the last winter season are expected to remain for the rest of the year.

Full year earnings growth of 5 to 10% confirmed

The development of net income in the first nine months of 2002 strongly confirms the Group's full year earnings growth target of 5 to 10%. The Group expects continued net income improvement in the fourth quarter.

Consolidated Balance Sheet (IAS)

(euros in millions)	September 30 2002	September 30 2001	Change in %	December 31 2001
Cash and cash equivalents	95	81	17.4	85
Accounts receivable	1,491	1,429	4.3	1,253
Inventories	1,151	1,195	(3.7)	1,273
Other current assets	283	255	10.9	267
Total current assets	3,019	2,960	2.0	2,878
Property, plant and equipment, net	363	348	4.3	378
Goodwill, net	633	590	7.4	580
Other intangible assets, net	79	81	(2.5)	91
Deferred tax assets	167	148	13.1	148
Other non-current assets	179	93	92.7	108
Total non-current assets	1,422	1,260	12.9	1,305
Total assets	4,441	4,220	5,2	4,183
Short-term borrowings	35	334	(89.5)	196
Accounts payable	477	412	15.6	630
Income taxes	129	113	14.5	111
Accrued liabilities and provisions	405	389	3.9	347
Other current liabilities	192	109	76.4	110
Total current liabilities	1,237	1,357	(8.8)	1,394
Long-term borrowings	1,903	1,706	11.6	1,570
Pensions and similar obligations	96	92	5.0	92
Deferred tax liabilities	55	45	21.4	42
Other non-current liabilities	16	9	77.4	13
Total non-current liabilities	2,070	1,852	11.8	1,716
Minority interests	55	55	(0.5)	58
Shareholders´ equity	1,079	956	12.8	1,015
Total liabilities, minority interests and shareholders´ equity	4,441	4,220	5.2	4,183

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – 3rd Quarter

(euros in millions)	3rd Quarter 2002	3rd Quarter 2001	Change
Net sales	1,868	1,790	4.4%
Cost of sales	1,050	1,038	1.2%
Gross profit	819	753	8.8%
(in % of net sales)	43.8%	42.0%	1.8pp
Selling, general and administrative expenses	552	510	8.3%
(in % of net sales)	29.6%	28.5%	1.1pp
Depreciation and amortization (excl. goodwill)	23	21	10.0%
Operating profit	243	222	9.7%
(in % of net sales)	13.0%	12.4%	0.6pp
Goodwill amortization	12	10	13.2%
Royalty and commission income	12	9	25.2%
Financial expenses, net	23	30	(21.7%)
Income before taxes	220	191	15.0%
(in % of net sales)	11.8%	10.7%	1.1pp
Income taxes	82	69	18.1%
(in % of income before taxes)	37.2%	36.2%	1.0pp
Net income before minority interests	138	122	13.2%
Minority interests	(7)	(8)	(15.5%)
Net income	131	114	15.2%
(in % of net sales)	7.0%	6.4%	0.7pp
Basic earnings per share (in euros)	*2.89*	*2.51*	*15.2%*
Diluted earnings per share (in euros)	*2.89*	*n/a*	

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – Nine Months

(euros in millions)	Nine Months 2002	Nine Months 2001	Change
Net sales	5,012	4,717	6.3%
Cost of sales	2,835	2,697	5.1%
Gross profit	2,177	2,021	7.8%
(in % of net sales)	43.4%	42.8%	0.6pp
Selling, general and administrative expenses	1,697	1,539	10.3%
(in % of net sales)	33.9%	32.6%	1.2pp
Depreciation and amortization (excl. goodwill)	70	61	13.9%
Operating profit	410	420	(2.3%)
(in % of net sales)	8.2%	8.9%	(0.7pp)
Goodwill amortization	34	30	12.3%
Royalty and commission income	34	28	20.9%
Financial expenses, net	69	89	(22.4%)
Extraordinary income	0	1	(100.0%)
Income before taxes	341	330	3.4%
(in % of net sales)	6.8%	7.0%	(0.2pp)
Income taxes	130	129	1.3%
(in % of income before taxes)	38.2%	39.0%	(0.8pp)
Net income before minority interests	211	201	4.7%
Minority interests	(11)	(17)	(33.5%)
Net income	199	184	8.2%
(in % of net sales)	4.0%	3.9%	0.1pp
Basic earnings per share (in euros)	*4.40*	*4.07*	*8.2%*
Diluted earnings per share (in euros)	*4.40*	*n/a*	

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Cash Flows (IAS)

(euros in millions)	Nine Months 2002	Nine Months 2001
Operating activities:		
Income before taxes	341	330
Adjustments for:		
Depreciation and amortization (incl. goodwill)	116	101
Unrealized foreign exchange gains, net	(10)	(1)
Interest income	(6)	(9)
Interest expense	64	87
Gains on sales of property, plant and equipment, net	(7)	(3)
Operating profit before working capital changes	497	507
Increase in receivables and other current assets	(273)	(300)
Decrease in inventories	123	108
Decrease in accounts payable and other current liabilities	(27)	(111)
Cash provided by operations	320	206
Interest paid	(61)	(88)
Income taxes paid	(141)	(90)
Net cash provided by operating activities	118	28
Investing activities:		
Purchase of goodwill and other intangible assets	(82)	(20)
Purchase of property, plant and equipment	(74)	(99)
Proceeds from sale of property, plant and equipment	15	8
Acquisition of subsidiaries net of cash acquired	(20)	(19)
(Increase)/Decrease in investments and other non-current assets	(87)	23
Interest received	6	9
Net cash used in investing activities	(242)	(99)
Financing activities:		
Increase in long-term borrowings	329	88
Dividends of adidas-Salomon AG	(42)	(42)
Dividends to minority shareholders	(3)	(51)
(Decrease)/Increase in short-term borrowings	(144)	52
Net cash provided by financing activities	140	48
Effect of exchange rates on cash	(7)	0
Increase/(Decrease) in cash and cash equivalents	10	(24)
Cash and cash equivalents at beginning of year	85	105
Cash and cash equivalents at end of period	95	81

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity (IAS)

(euros in millions)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	116	8	(5)		697	815
Cumulative effect of the adoption of IAS 39, net of tax				(1)		(1)
Restated balance at January 1, 2001	116	8	(5)	(1)	697	815
Net income					184	184
Dividend payment					(42)	(42)
Net effect of cash flow hedges				3		3
Net effect of net investments in foreign subsidiaries				(2)		(2)
Currency translation			(2)			(2)
Balance at September 30, 2001	116	8	(7)	0	840	956
Balance at December 31, 2001	116	8	10	18	864	1,015
Net income					199	199
Dividend payment					(42)	(42)
Net effect of cash flow hedges				(51)		(51)
Net effect of net investments in foreign subsidiaries				0		0
Currency translation			(43)			(43)
Balance at September 30, 2002	116	8	(33)	(33)	1,021	1,079

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Notes to Interim Consolidated Financial Statements (IAS)

1. Basis of Preparation

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Company" or "adidas-Salomon") for the first nine months ended September 30, 2002 are prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Accounting Standards" – "IAS"). The Company applied all International Accounting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee "SIC" effective as at September 30, 2002.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ended December 31, 2001; additionally, the Company applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements. The results of operations for the first nine months ended September 30, 2002 are not necessarily indicative of results to be expected for the full year.

2. Seasonality

The sales of the Company in certain product categories are seasonal and therefore sales and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Company's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3. Major Acquisitions

Effective January 1, 2002 the Company assumed full ownership of its former, already fully consolidated joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares for an amount of € 70 million.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. for an amount of € 18 million. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

On July 1, 2002 adidas-Salomon assumed control retroactively from January 1, 2002 over its distribution partner and licensee for Salomon products in Denmark, SC IMPORT ApS (renamed to Salomon Danmark ApS), by acquiring 100% of the shares for an amount of € 2 million.

Additionally, the Company purchased 10% of the shares of the recently founded FC Bayern München AG for an amount of € 77 million on July 20, 2002.

4. Selling, General & Administrative Expenses

adidas-Salomon released a provision for risks from a lawsuit after the successful completion of this suit. In addition, the Company realized a profit in connection with a sale and leaseback transaction in the second quarter of the fiscal year 2002. These items are recorded within SG&A and positively affected operating profit by € 23 million.

5. Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period (2002: 45,349,200 shares; 2001: 45,349,200 shares).

Dilutive potential shares may arise under the management stock option plan (MSOP) of adidas-Salomon AG, which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I of the stock option plan have been fulfilled to date, this Tranche did not affect the calculation of dilutive earnings per share. However, under Tranche II of the stock option plan, 290,900 potential shares impact the diluted earnings per share calculation. The weighted average number of shares assuming conversion of all these dilutive potential shares is 45,386,909 as of September 30, 2002. In 2001, dilutive potential shares did not exist.

6. Segmental Reporting

Financial information in accordance with the management approach is presented on pages 20-21 of this report.

Compared to the 2001 annual financial statements the aggregation of the segments has been reorganized. In accordance with Management responsibility and internal reporting, Mavic is no longer reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Company took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger Group. Sales and earnings from these brands are included in the TaylorMade-adidas Golf segment.

In addition, the Company took over ArcTeryx (see also Note 3) which is reported under the Salomon segment.

7. Other Information

As recommended by the Management, a dividend of € 0.92 per share totaling € 41,721,264 was paid following the approval of the Annual General Meeting held on May 8, 2002.

8. Subsequent Events

Following the expiration of the first exercise period of Tranche II of the stock option plan of adidas-Salomon AG on October 4, 2002, a further 73,300 no-par-value bearer shares were issued effective October 8, 2002. The total number of no-par-value shares thus amounts to 45,422,500. The new shares will carry dividend rights as of January 1, 2002.

With effect from the same day, the stock capital of adidas-Salomon AG was increased by € 187,648 to a total of € 116,281,600.

Trading of the new shares commenced on October 9, 2002.

Herzogenaurach, November 6, 2002
The Executive Board of adidas-Salomon AG

Segmental Information by Brand

(euros in millions)	3rd Quarter 2002	3rd Quarter 2001	Nine Months 2002	Nine Months 2001
adidas				
Net sales	1,496	1,437	4,050	3,831
Gross profit	604	544	1,614	1,484
Gross margin	40.4%	37.9%	39.8%	38.7%
Operating profit	203	160	349	352
Salomon				
Net sales	230	233	424	427
Gross profit	109	114	176	185
Gross margin	47.3%	49.2%	41.5%	43.4%
Operating profit	52	57	(4)	3
TaylorMade-adidas Golf				
Net sales	137	113	516	438
Gross profit	69	53	255	226
Gross margin	50.5%	46.6%	49.4%	51.6%
Operating profit	5	2	48	55
HQ/Consolidation				
Net sales	5	7	22	21
Gross profit	36	42	132	125
Operating profit	(17)	2	17	9
Total				
Net sales	1,868	1,790	5,012	4,717
Gross profit	819	753	2,177	2,021
Gross margin	43.8%	42.0%	43.4%	42.8%
Operating profit	243	222	410	420

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(euros in millions)	3rd Quarter 2002	3rd Quarter 2001	Nine Months 2002	Nine Months 2001
Europe				
Net sales	988	933	2,541	2,446
Gross profit	392	328	1,011	934
Gross margin	39.6%	35.1%	39.6%	38.1%
Operating profit	197	146	411	387
North America				
Net sales	529	536	1,483	1,420
Gross profit	214	201	583	549
Gross margin	39.5%	37.0%	38.3%	37.7%
Operating profit	83	70	138	129
Asia				
Net sales	302	265	841	693
Gross profit	144	127	412	332
Gross margin	47.5%	48.0%	48.8%	47.7%
Operating profit	53	48	120	105
Latin America				
Net sales	43	47	120	129
Gross profit	16	18	48	51
Gross margin	37.9%	38.1%	40.0%	39.8%
Operating profit	6	6	17	13
HQ/Consolidation				
Net sales	7	10	28	29
Gross profit	53	78	123	154
Operating profit	(96)	(48)	(276)	(214)
Total				
Net sales	1,868	1,790	5,012	4,717
Gross profit	819	753	2,177	2,021
Gross margin	43.8%	42.0%	43.4%	42.8%
Operating profit	243	222	410	420

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Executive Board/Supervisory Board

Executive Board

Herbert Hainer
Chairman, Chief Executive Officer

Glenn Bennett
Global Operations

Manfred Ihle
Legal and Environmental Affairs

Ross McMullin
North America

Michel Perraudin
Global Human Resources,
Key Projects, Facilities & Services

Robin Stalker
Finance

Erich Stamminger
Global Marketing

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer*
Deputy Chairman

Sabine Bauer*

Gerold Brandt

David Bromilow

Herbert Müller*

Hans Ruprecht*

Charles Thomas Scott

Heidi Thaler-Veh*

Christian Tourres

Klaus Weiss*

* Employee representative

Financial Calendar 2003

March 11	2002 Results Analyst and Press Conference Conference Call/Webcast
April 30	First Quarter Results Conference Call/Webcast
May 8	Annual General Meeting (Fürth, Bavaria) Webcast
May 9	Dividend Paid*
August 6	First Half Year Results Conference Call/Webcast
November 5	Nine Months Results Conference Call/Webcast

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG



adidas-Salomon

FIRST HALF YEAR REPORT 2002

Financial Highlights (IAS)

- ✓ Underlying Group sales up 14% in the second quarter (10% in euro)
- ✓ Q2 EPS increases 4%
- ✓ Best adidas order backlogs since 1998 US footwear currency-neutral up 27%
- ✓ Biggest year-over-year debt reduction since Salomon acquisition

	2nd Quarter 2002	2nd Quarter 2001	Change	1st Half Year 2002	1st Half Year 2001	Change
Operating Highlights (euros in millions)						
Net sales	1,507	1,368	10.1%	3,144	2,927	7.4%
Income before taxes	42	47	(11.2%)	121	139	(12.7%)
Net income	25	24	3.9%	68	71	(3.3%)
Key Ratios (in %)						
Gross margin	44.8	45.2	(0.4pp)	43.2	43.3	(0.1pp)
SG&A expenses as a percent of net sales	38.7	38.3	0.4pp	36.4	35.2	1.2pp
EBITDA as a percent of net sales	6.4	7.5	(1.1pp)	7.1	8.6	(1.5pp)
Effective tax rate	36.5	42.9	(6.4pp)	40.1	42.8	(2.7pp)
Net income as a percent of net sales	1.7	1.8	(0.1pp)	2.2	2.4	(0.2pp)
Equity ratio	21.4	20.1	1.2pp	21.4	20.1	1.2pp
Balance Sheet Data (euros in millions)						
Total assets	4,398	4,459	(1.4%)	4,398	4,459	(1.4%)
Inventories	1,350	1,537	(12.2%)	1,350	1,537	(12.2%)
Receivables and other current assets	1,590	1,522	4.5%	1,590	1,522	4.5%
Working capital	1,444	1,484	(2.6%)	1,444	1,484	(2.6%)
Net total borrowings	1,849	2,061	(10.3%)	1,849	2,061	(10.3%)
Shareholders' equity	940	898	4.6%	940	898	4.6%
Per Share of Common Stock (euros)						
Earnings per share	0.56	0.54	3.9%	1.50	1.56	(3.3%)
Earnings per share (without goodwill amortization)	0.81	0.76	5.9%	2.00	2.00	0.0%
Operating cash flow per share	0.29	(1.87)	115.5%	0.29	(1.87)	115.5%
Share price at end of period	83.20	72.36	15.0%	83.20	72.36	15.0%
Other						
Number of employees at end of period	14,202	13,736	3.4%	14,202	13,736	3.4%
Number of shares outstanding	45,349,200	45,349,200	-	45,349,200	45,349,200	-

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.


adidas-Salomon



Football Fever in Asia



New Technology in a³ Running Shoe

Dear Shareholders,

In many sports there is what's known as a "sweet spot" where the combination of just the right technique and timing allows the club or racket to meet the ball in a way that optimizes performance. When I look at adidas-Salomon today, I feel that we are in one of those "sweet spots". We've got strong products, our backlogs look great and we are a better organization than ever before. All this means that we are in a very good position as we move into the second half of 2002.

In the first half of 2002:

- We introduced a stream of new products, most featuring new technological and design innovations.
- With sales up 7% for the half year, we broke the 3 billion euro barrier at mid-year for the first time ever.
- In the US, we increased sales despite the tough retail environment.
- Our brand awareness grew through excellent showings at the Winter Olympics and at the 2002 FIFA World Cup™.
- And our backlogs, on a currency-neutral basis, are at their best level since 1998.

In North America, our turnaround is on track and getting stronger. In the second quarter, growth further accelerated to 9% in euro or 14% in constant dollars with sales improvements coming from virtually all adidas categories. As a result, sales grew 8% in the first half of 2002. adidas backlogs are up 15% in local currency - their highest level in 15 quarters.

Performance in both Asia and Europe benefited strongly from the World Cup, where adidas had its best experience ever in terms of exposure, overall sales and brand building. We grew football apparel sales 85% and footwear sales 14% in the first half year. And we are looking forward to continuing this activity with the women's football championship in China next year and the 2006 World Cup in our home market Germany.

Basketball, too, is coming on strong. We have great products, partners and most importantly orders that ensure we are well on our way to being the undisputed number two in this all-important category. Just recently we signed Tracy McGrady to a lifetime contract and we have already made his shoe a number one selling shoe in the United States. Our strong efforts in basketball have led to a sales increase of over 60% globally so far this year.





Yohji Yamamoto
Sport Style Creative Director



adidas Basketball Star
Tracy McGrady

And we are not stopping in our desire to create a strong and flexible organization. In July, we announced the completion of our three-divisional structure at brand adidas with the addition of the Sport Style division and products that will be created by Yohji Yamamoto.

In addition to the great news coming from brand adidas, there were also positive developments at Salomon and TaylorMade-adidas Golf. At Salomon, half year sales were consistent with prior-year figures, despite difficult global winter markets. And at TaylorMade-adidas Golf, sales continued to grow at double-digit rates in all regions.

Our commitment to tight financial management is also demonstrated by the Group's half year results. Inventories were 12% better than the prior year despite a higher order book and receivables grew only 4%, considerably behind sales in the second quarter. As a result of our operational achievements, a strengthening euro and positive working capital developments, net debt for the Group declined 10% or € 212 million versus the prior year. This is our biggest year-over-year improvement since the Salomon acquisition in 1997.

Bringing all this together, we believe adidas-Salomon is currently in a very good position. Of course, there are challenges for us. Economic signals clearly remain mixed. Retail weakness continues in Europe. The US golf market as well as the global inline skate and winter markets are all under pressure.

We are, however, definitely on target to deliver sales growth of at least 5% at the Group level for this year. This will be driven by gains in all brands and regions with the exception of Latin America and Salomon where continued difficulties in the region and the winter market respectively hinder our ability to make precise estimates.

As a result, we reiterate our 2002 targets, in particular with earnings growth of 5 to 10% for the year. We have a great team. And we have the passion and the products we need to continue to improve and win in the marketplace.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer

2002 Weekly Share Price Development



110
100
90
80
Jan. 02, 2002
June 28, 2002
adidas-Salomon
DAX-30
Standard & Poor's 500 Footwear Index

Exchange Rates

€ 1 equals	Spot rates at June 30, 2002	Spot rates at March 31, 2002
USD	0.9975	0.8724
JPY	118.20	115.51

The Share

Stable share price despite turbulent markets

In the first half of 2002, the adidas-Salomon share outperformed both the DAX-30, Germany's premiere stock index, and the Standard & Poor's 500 Footwear Index, which comprises the major footwear competitors in America. Following the significant improvement of the adidas-Salomon stock price in 2001 (+28%), profit-taking characterized the share price performance during the first two months of the year. Improvements in March, which were mainly driven by growing consumer confidence, were followed by declines in April after disappointing quarterly results from the sporting goods industry were released into a generally negative market climate. In contrast, adidas-Salomon's first quarter 2002 results exceeded market expectations, driving a strong improvement in the adidas-Salomon share price and leading to a 33-month share price high in May. Accounting scandals continued to plague the financial markets in June, which led to a decline in the performance of all leading indicators as well as the adidas-Salomon share. As a result, the share price on June 30 was virtually unchanged versus the year-end at € 83.20. In the same period, the DAX-30 as well as the Standard & Poor's 500 Footwear Index of US competitors declined by 15% and 4% respectively.

Compared to the first half of 2001, the adidas-Salomon stock price improved strongly. It outperformed the DAX-30 by 43 percentage points. While the index itself has declined 28% in the 12-month period, adidas-Salomon was the top performer with a gain of 15%.

The Market

Economic environment remains uncertain

During the first half of 2002, global markets remained under pressure. In the United States, continued growth in private consumption drove modest economic improvement in the first quarter. However, growth slowed as US confidence declined in June and the US dollar depreciated strongly against major international currencies. In Europe, consumption was low throughout the half year, particularly in Central Europe. Drivers of this development were the skeptical response by consumers to the euro introduction and the negative retail environment. In Japan, the economy continues to perform at low levels. Export-driven growth has been offset by low domestic demand.

Major sports events provide exposure for sporting goods market

The sporting goods sector enjoyed high visibility in the first half of 2002 due to the Winter Olympics and the 2002 FIFA World Cup™. Retailers, however, were confronted by skeptical consumers which led to moderate declines in Europe and largely stable but strongly promotional sales in the US. Japanese retailers enjoyed World Cup driven improvements, although the sustainability of this growth for the rest of the year remains in question.

First Half Year Net Sales for the Group
(euros in millions)



1998	2,529
1999	2,584
2000	2,765
2001	2,927
2002	3,144

First Half Year 2002 Net Sales by Region


Latin America
3%
Asia
17%
Europe
49%
North
America
31%

adidas-Salomon

Underlying sales for the Group increase 14% in Q2

Net sales for adidas-Salomon increased by 10% (or 14% currency-neutral) from € 1.4 billion in 2001 to € 1.5 billion in the second quarter of 2002. Increasing momentum led to higher underlying sales at all brands versus the first quarter of 2002. As a result, Group sales increased 7% (or 9% currency-neutral) from € 2.9 billion last year to € 3.1 billion in the first half of 2002, exceeding the Group's full year sales target of at least 5% growth.

All product segments developed positively. Apparel sales grew 7% from € 1.0 billion in the first half of 2001 to € 1.1 billion in the same period 2002. This was largely driven by the football category, where sales grew 85%. Footwear revenues for the Group increased 6% year-over-year from € 1.4 billion to € 1.5 billion. The main driver of this positive development was a 50% increase in basketball sales. Hardware revenues grew 11% from € 512 million to € 570 million, fueled by the Football World Cup and new sales from the Maxfli and Slazenger Golf brands.

Strong improvements at adidas and TaylorMade-adidas Golf

adidas brand sales increased 7% from € 2.4 billion in the first half of 2001 to € 2.6 billion in 2002 with major contributions coming from Asia and North America. At TaylorMade-adidas Golf, sales reached € 379 million in the first six months of 2002, representing an increase of 17% from € 325 million in the prior year with double-digit development coming from all regions. Maxfli and Slazenger Golf sales contributed € 62 million to this development. Salomon sales remained stable at € 194 million versus the prior year. Growth in Europe and Latin America compensated for sales declines in Asia and North America.

Asia and North America on growth path

Group sales in Asia reached € 539 million in the first half year. This represents an increase of 26% versus € 429 million in the prior year period. This improvement was 31% on a currency-neutral basis and was largely the result of the 2002 FIFA World Cup™ which drove 29% sales growth at brand adidas in the region. TaylorMade-adidas Golf sales grew strongly, increasing 24% versus the prior year. Salomon sales declined 28% from a small base due to poor winter conditions and lower emphasis on outdoor sports.

In North America, Group sales increased 8% from € 885 million in the first half of 2001 to € 953 million in 2002. On a currency-neutral basis, this increase was also 8%. Brand adidas sales grew 8% with a strong sales development in the basketball and running categories. Sales at Salomon declined 4% compared to the prior year due to a poor winter season for the industry and a decline in the market for inline skates. Sales at TaylorMade-adidas Golf increased 12%, as first-time inclusion of Maxfli and Slazenger Golf sales more than offset lower underlying sales for the TaylorMade brand in North America.

First Half Year 2002 Net Sales Growth by Brand and Region*

(in %)	Europe	North America	Asia	Latin America	Total
adidas	1	8	29	(5)	7
Salomon	8	(4)	(28)	4	0
TaylorMade-adidas Golf	22	12	24	-	17
Total	3	8	26	(5)	7

* Versus the prior year

First Half Year Gross Margin
(in %)



1998 42.4
1999 44.3
2000 43.4
2001 43.3
2002 43.2
Target range 41 to 43%

In Europe, Group sales developed positively, growing 3% to reach € 1.6 billion in the first half of 2002 versus € 1.5 billion in the same period of 2001. TaylorMade-adidas Golf led this development with an increase of 22%. The main drivers of this growth were double-digit sales increases in the metalwood and putter categories. Salomon sales grew 8% with an increase in sales coming from all product categories except inline skates. adidas sales grew 1%, supported by strong growth in the football category.

In Latin America, Group sales declined 5% from € 82 million in the first half of 2001 to € 78 million in the same period of 2002 as a result of negative currency translation effects. Currency-neutral sales increased 19%.

High gross margin maintained

In the second quarter of 2002, the Group's gross margin declined 0.4 percentage points from 45.2% to 44.8%. Gross margin improvements at brand adidas largely due to a lower level of clearance sales were offset by gross margin declines at TaylorMade-adidas Golf. As a result, the Group's gross margin in the first half of 2002 declined 0.1 percentage points from the prior year's 43.3% to 43.2%. This is above the Group's 41 to 43% long-term gross margin target.

Operating expenses increase driven by Football World Cup

Operating expenses as a percent of sales in the second quarter of 2002 were 40.2%. This represents an increase of 0.4 percentage points versus the second quarter of 2001. As a result, in the first six months of 2002 operating expenses as a percent of sales increased 1.4 percentage points on a year-over-year basis to reach 37.9%. This development reflects spending on key strategic initiatives, which was heavily weighted in the first half, including marketing expenses for the 2002 FIFA World Cup™, expansion of the adidas own-retail activities and start-up activities associated with the purchase of adidas Italy. However, these additional expenses were partially offset by positive one-time effects of € 23 million. As a result, operating profit declined by 16% to € 167 million compared to € 198 million for the same period in the previous year.

Financial expenses decrease in the first half year

Financial expenses increased 4% from € 26 million in the second quarter of 2001 to € 27 million in 2002. In the first half of 2002, financial expenses were € 46 million, representing a decrease of 23% versus € 59 million in the same period in the previous year. This was largely due to significantly lower interest expenses which were driven by both lower average interest rates and the average debt level. Income before taxes was € 121 million, down 13% compared to € 139 million in the same period in 2001, but in line with the expected earnings development for the year.

First Half Year Equity Ratio*
(in %)



1998 12.3
1999 14.7
2000 18.4
2001 20.1
2002 21.4
* As at June 30

Q2 EPS increases 4%

Net income for the second quarter increased 4% from € 24 million in 2001 to € 25 million in 2002, taking earnings per share to € 0.56 for the second quarter of 2002 compared to € 0.54 in 2001. As a result, net income for the half year declined 3% from € 71 million in the first half of 2001 to € 68 million in the first half of 2002. This development was in line with expectations. Earnings per share were € 1.50 versus € 1.56 in the first half of 2001.

In addition to strong top-line growth this development was supported by a favorable earnings mix which led to a tax rate improvement of 2.7 percentage points to 40.1% in the first half of 2002 compared to 42.8% in the same period in 2001. Minority interests decreased 50% from the same period in the previous year to € 4 million, following the acquisition of the remaining shares of adidas Italy early in the year.

Biggest year-over-year debt reduction since Salomon acquisition

At the end of June, inventories for the Group decreased 12% versus the previous year. Receivables increased 4%, which was less than sales growth in the second quarter. As a result of these working capital improvements and the strengthening euro, net debt for the Group decreased 10% from € 2.1 billion at the end of the first half of 2001 to € 1.8 billion at the end of the first half of 2002. This represents a debt reduction of € 212 million versus the prior year and is the best year-over-year debt reduction since the acquisition of Salomon in 1997.

Shareholders' equity improved

The positive earnings development in the last 12 months led to an improvement in shareholders' equity of 5% from € 898 million at the end of June 2001 to € 940 million at the end of June 2002. As a result, the equity ratio improved by 1.2 percentage points from 20.1% in the previous year to 21.4% at the end of June 2002 despite negative currency translation effects.

adidas

adidas at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	2,554	2,394	7%
Gross margin	39.5%	39.3%	0.3pp
Operating profit	146	192	(24%)

Underlying adidas sales grow in all regions

Total adidas sales grew 10% in the second quarter from € 1.1 billion in 2001 to € 1.2 billion in 2002; restated this growth rate was 14%. Sales momentum grew in the second quarter as the 2002 FIFA World Cup™ fueled sales growth in Asia to 34% (+42% currency-neutral). Underlying sales were also positive in all other regions in the second quarter of 2002 with sales growing in North America by 8% (+13% currency-neutral), in Europe 5% (+6% currency-neutral) and declining only in Latin America 4% (+34% currency-neutral). In the first half of 2002, adidas sales grew 7% year-over-year from € 2.4 billion to € 2.6 billion. Currency-neutral, this represents an increase of 8%. Positive underlying sales developments were recorded in all regions. In euro, sales grew strongest in Asia at 29%, while in North America sales grew 8% versus the prior year. In Europe, sales increased 1% for the first six months.

Sales up in Sport Performance and Sport Heritage divisions

The Sport Performance division's sales grew 3% to € 2.1 billion compared to € 2.0 billion in the first half of the prior year with strong gains in the basketball and football categories. Sales from the Sport Heritage division grew 27% to € 461 million versus € 363 million in the prior year with strong growth coming from all regions, particularly Asia.

Gross margin improves for the first time in eight quarters

Gross margin at brand adidas improved 0.3 percentage points to 39.5% compared to 39.3% in the first six months of 2001. Increasing adidas own-retail sales and a lower level of clearance sales as a result of improved inventory management contributed to this development.

Operating profit reflects higher marketing expenses

Operating expenses grew 15% from € 748 million in the first half year 2001 to € 864 million or 33.8% of adidas sales in the first half of 2002. This 2.6 percentage point increase year-over-year reflects additional expenses associated with the expansion of own-retail activities, start-up expenses related to the purchase of adidas Italy and in particular expenses associated with the 2002 FIFA World Cup™ in May and June. As a result, the operating profit at adidas declined 24% from € 192 million in 2001 to € 146 million for the first half of 2002.

Salomon at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	194	194	0%
Gross margin	34.6%	36.4%	(1.8pp)
Operating profit	(56)	(54)	(4%)

Salomon

Salomon sales stable despite tough markets

Sales for Salomon in the second quarter of 2002 declined 3% from € 73 million in 2001 to € 71 million in 2002. Currency-neutral, sales grew 2% in the second quarter driven by strong growth in Europe. In the first six months of 2002, Salomon sales development was stable at €194 million despite continued pressure in the winter and inline skate markets.
On a currency-neutral basis, Salomon sales grew 1%. Regionally, 8% sales growth in Europe compensated for sales declines in North America and Asia of 4% and 28% respectively. Solid improvements came from apparel and gear sales at Salomon as well as higher sales at Mavic. All grew at double-digit rates. The skateboard segment also grew strongly from a small base.

Gross margin decline reflects difficult market conditions

Gross margin at Salomon declined 1.8 percentage points from 36.4% in the first six months of 2001 to 34.6% in the same period of 2002. This largely reflects the effect of higher clearance sales in winter sports and inline skates. As a result, gross profit declined 5% from € 71 million in the first half of 2001 to € 67 million in 2002.

Operating expenses lowered by synergies between Salomon and Mavic

Operating expenses were reduced 1% to € 123 million in the first half of 2002 compared to € 124 million in the same period of the previous year. This equals 63.4% of Salomon sales for the first half and represents an improvement of 0.8 percentage points versus the prior year. This reduction reflects an improving cost structure following the integration of the Salomon and Mavic brands. However, due to the reduction in Salomon's gross profit, operating profit declined 4% from minus € 54 million in the first half of 2001 to minus € 56 million in 2002.

TaylorMade-adidas Golf

TaylorMade-adidas Golf at a Glance (euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	379	325	17%
Gross margin	49.1%	53.4%	(4.3pp)
Operating profit	43	53	(19%)

TaylorMade-adidas Golf sales increase 17%

In the second quarter, TaylorMade-adidas Golf sales increased 19% from € 171 million in 2001 to € 203 million representing a growth of 23% on a currency-neutral basis. As a result, TaylorMade-adidas Golf sales grew 17% year-over-year from € 325 million in 2001 to € 379 million, or 18% on a currency-neutral basis, in the first six months of 2002. This development reflects double-digit growth in all regions with revenues up 24% in Asia, 22% in Europe and 12% in North America. On a product basis, metalwoods grew strongly in Europe and Asia and the introduction of the new Rossa putter spurred growth of over 70% in the putter category. Furthermore, the first-time inclusion of Maxfli and Slazenger Golf products contributed € 62 million to TaylorMade-adidas Golf sales in the first half of 2002.

Gross profit increases driven by top-line growth

In the first half of 2002, TaylorMade-adidas Golf increased gross profit by 7% from € 174 million in the previous year to € 186 million, despite a gross margin decline of 4.3 percentage points to 49.1% (53.4% in 2001). This decline in gross margin reflects higher clearance sales of golf products overall in the US market, which could not be fully compensated for by the first-time contribution of Maxfli and Slazenger Golf.

Operating profit affected by expenses associated with Maxfli and Slazenger Golf

TaylorMade-adidas Golf operating expenses increased in the first half of 2002 by 19% from € 120 million in 2001 to € 143 million. This represents higher sales and marketing expenditures in Asia to support the significantly higher sales base which has developed in the region over the last two years as well as marketing expenses associated with the start-up activities of Maxfli and Slazenger Golf. As a result of the development of gross margin and operating expenses, the operating profit decreased 19% to € 43 million in 2002 compared to € 53 million in the first half of 2001.

Outlook

adidas Order Backlogs by Product Category and Region

Change in %*	Europe	North America	Asia	Total
Footwear	13	8	21	12
Apparel	(5)	(14)	(5)	(8)
Total	4	(2)	8	2

* As at June 30, 2002, change year-over-year

adidas Order Backlogs by Product Category and Region currency-neutral

Change in %*	Europe	North America	Asia	Total
Footwear	17	27	36	23
Apparel	(3)	1	7	0
Total	7	15	21	11

* As at June 30, 2002, change year-over-year

Development of adidas Order Backlogs*


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
(1.0%)
(2.0%)
(3.0%)
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Total in euro
Total currency-neutral

* At end of quarter, change year-over-year

Best adidas order backlogs since 1998

Backlogs for the adidas brand are reported in euro as at the end of each accounting period. As a result, currency variations on specific dates can impact reported backlogs strongly. At the end of June, underlying order backlog growth was 11%, representing the strongest development in 15 quarters. In euro, however, this increase was 2% versus the prior year as a result of the strong appreciation of the euro versus the US dollar at the end of June.

The strongest backlog growth came from Asia, where improved brand positioning is driving higher orders. Total backlogs grew 21% on a currency-neutral basis, or 8% in euro. Footwear backlogs increased 36% in constant currency (+21% in euro). Apparel backlogs rose 7% on a currency-neutral basis, although orders declined 5% in euro.

In North America, backlogs increased 15% on a currency-neutral basis (-2% in euro). The major driver of this development was the 27% currency-neutral increase in footwear backlogs (+8% in euro). Apparel orders also grew for the first time in more than three years to +1% on a currency-neutral basis (-14% in euro).

In Europe, backlogs increased 7% currency-neutral (+4% in euro) supported by strong growth in footwear, which increased 17% currency-neutral (+13% in euro). Apparel backlogs declined 3% in constant currency (-5% in euro), as a result of ongoing market difficulties.

Group sales on track to reach 5% growth target

adidas-Salomon remains confident regarding its 2002 top-line growth target of at least 5%. adidas order backlogs as well as retailer feedback for TaylorMade-adidas Golf indicate that the positive sales development achieved in the first half of 2002 will continue in the second half.

On a full year basis, double-digit sales growth is expected for brand adidas in Asia and North America as well as for TaylorMade-adidas Golf. A strong back-to-school product line-up is expected to drive adidas sales in the third quarter. The newly-launched 500 Series driver will be a contributor to TaylorMade-adidas Golf revenues. Salomon sales development is likely to be stable as the difficult market conditions of the last winter season are expected to remain for the rest of the year.

Full year earnings growth of 5 to 10% confirmed

The development of net income in the first half of 2002 confirms the Group's full year earnings growth target of 5 to 10%. After higher operating expenses in the first half, selling, general and administrative expenses as a percentage of sales are expected to return to levels more in line with 2001 in each of the remaining quarters. As a result, earnings momentum should accelerate throughout the remainder of the year.

Consolidated Balance Sheet (IAS)

(euros in millions)	June 30 2002	June 30 2001	Change in %	December 31 2001
Cash and cash equivalents	86	91	(6.0)	85
Accounts receivable	1,261	1,217	3.7	1,253
Inventories	1,350	1,537	(12.2)	1,273
Other current assets	328	305	7.6	267
Total current assets	3,026	3,151	(4.0)	2,878
Property, plant and equipment, net	359	351	2.3	378
Goodwill, net	642	600	7.1	580
Other intangible assets, net	82	84	(2.0)	91
Deferred tax assets	180	170	6.2	148
Other non-current assets	107	104	2.9	108
Total non-current assets	1,372	1,309	4.8	1,305
Total assets	4,398	4,459	(1.4)	4,183
Short-term borrowings	262	474	(44.8)	196
Accounts payable	650	614	5.8	630
Income taxes	113	79	43.4	111
Accrued liabilities and provisions	360	384	(6.2)	347
Other current liabilities	198	117	69.1	110
Total current liabilities	1,582	1,667	(5.1)	1,394
Long-term borrowings	1,674	1,681	(0.4)	1,570
Pensions and similar obligations	94	90	5.4	92
Deferred tax liabilities	49	65	(25.1)	42
Other non-current liabilities	11	10	17.5	13
Total non-current liabilities	1,828	1,846	(0.9)	1,716
Minority interests	48	49	(1.5)	58
Shareholders' equity	940	898	4.6	1,015
Total liabilities, minority interests and shareholders' equity	4,398	4,459	(1.4)	4,183

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – 2nd Quarter

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	Change
Net sales	1,507	1,368	10.1%
Cost of sales	832	750	11.0%
Gross profit	**675**	**619**	**9.0%**
(in % of net sales)	44.8%	45.2%	(0.4pp)
Selling, general and administrative expenses	582	524	11.2%
(in % of net sales)	38.7%	38.3%	0.4pp
Depreciation and amortization (excl. goodwill)	23	21	12.6%
Operating profit	**69**	**74**	**(7.0%)**
(in % of net sales)	4.6%	5.4%	(0.8pp)
Goodwill amortization	11	10	10.7%
Royalty and commission income	12	9	28.9%
Financial expenses, net	27	26	3.9%
Extraordinary income	0	1	(100.0%)
Income before taxes	**42**	**47**	**(11.2%)**
(in % of net sales)	2.8%	3.5%	(0.7pp)
Income taxes	15	20	(24.4%)
(in % of income before taxes)	36.5%	42.9%	(6.4pp)
Net income before minority interests	**27**	**27**	**(1.3%)**
Minority interests	(1)	(3)	(47.9%)
Net income	**25**	**24**	**3.9%**
(in % of net sales)	1.7%	1.8%	(0.1pp)
Earnings per share (in euros)	*0.56*	*0.54*	*3.9%*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS) – 1st Half Year

(euros in millions)	1st Half Year 2002	1st Half Year 2001	Change
Net sales	3,144	2,927	7.4%
Cost of sales	1,786	1,659	7.6%
Gross profit	**1,358**	**1,268**	**7.2%**
(in % of net sales)	43.2%	43.3%	(0.1pp)
Selling, general and administrative expenses	1,145	1,029	11.2%
(in % of net sales)	36.4%	35.2%	1.2pp
Depreciation and amortization (excl. goodwill)	46	40	16.0%
Operating profit	**167**	**198**	**(15.7%)**
(in % of net sales)	5.3%	6.8%	(1.5pp)
Goodwill amortization	22	20	11.8%
Royalty and commission income	22	19	18.8%
Financial expenses, net	46	59	(22.8%)
Extraordinary income	0	1	(100.0%)
Income before taxes	**121**	**139**	**(12.7%)**
(in % of net sales)	3.9%	4.7%	(0.9pp)
Income taxes	49	59	(18.3%)
(in % of income before taxes)	40.1%	42.8%	(2.7pp)
Net income before minority interests	**73**	**79**	**(8.5%)**
Minority interests	(4)	(9)	(49.8%)
Net income	**68**	**71**	**(3.3%)**
(in % of net sales)	2.2%	2.4%	(0.2pp)
Earnings per share (in euros)	*1.50*	*1.56*	*(3.3%)*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Cash Flows (IAS)

(euros in millions)	1st Half Year 2002	1st Half Year 2001
Operating activities:		
Income before taxes	121	139
Adjustments for:		
Depreciation and amortization (incl. goodwill)	77	66
Unrealized foreign exchange losses/(gains), net	60	(28)
Interest income	(3)	(7)
Interest expense	37	59
Gains on sales of property, plant and equipment, net	(8)	(3)
Operating profit before working capital changes	**285**	**226**
Increase in receivables and other current assets	(198)	(63)
Increase in inventories	(139)	(177)
Increase in accounts payable and other current liabilities	199	43
Cash provided by operations	**147**	**28**
Interest paid	(36)	(61)
Income taxes paid	(97)	(51)
Net cash provided by/(used in) operating activities	**13**	**(85)**
Investing activities:		
Purchase of goodwill and other intangible assets	(78)	(14)
Purchase of property, plant and equipment	(48)	(73)
Proceeds from sale of property, plant and equipment	13	11
Acquisition of subsidiaries net of cash acquired	(18)	(20)
(Increase)/Decrease in investments and other non-current assets	(14)	16
Interest received	3	7
Net cash used in investing activities	**(142)**	**(73)**
Financing activities:		
Increase in long-term borrowings	100	64
Dividends of adidas-Salomon AG	(42)	(42)
Dividends to minority shareholders	(3)	(51)
Increase in short-term borrowings	80	169
Net cash provided by financing activities	**135**	**140**
Effect of exchange rates on cash	**(6)**	**4**
Increase/(Decrease) in cash and cash equivalents	1	(13)
Cash and cash equivalents at beginning of year	85	105
Cash and cash equivalents at end of period	**86**	**91**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity (IAS)

(euros in millions)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	116	8	(5)		697	815
Cumulative effect of the adoption of IAS 39, net of tax				(1)		(1)
Restated balance at January 1, 2001	116	8	(5)	(1)	697	815
Net income					71	71
Dividend payment					(42)	(42)
Net effect of cash flow hedges				15		15
Currency translation			39			39
Balance at June 30, 2001	116	8	34	15	726	898
Balance at December 31, 2001	116	8	10	18	864	1,015
Net income					68	68
Dividend payment					(42)	(42)
Net effect of cash flow hedges				(63)		(63)
Net effect of net investments in foreign subsidiaries				1		1
Currency translation			(39)			(39)
Balance at June 30, 2002	116	8	(29)	(44)	890	940

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Notes to Interim Consolidated Financial Statements (IAS)

1. Basis of preparation

The unaudited consolidated interim financial statements for the six months ended June 30, 2002 of adidas-Salomon AG and its subsidiaries (collectively the "Company" or "adidas-Salomon") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Accounting Standards" - "IAS"). The Company applied all International Accounting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee "SIC" effective as at June 30, 2002.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ended December 31, 2001; additionally the Company applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements. The results of operations for the first six months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire year.

2. Seasonality

The sales of the Company in certain product categories are seasonal and therefore sales and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Company's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3. Major acquisitions

Effective January 1, 2002 the Company assumed full ownership of its former, already fully consolidated joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

4. Segment reporting

Financial information in accordance with the management approach is presented on pages 19-20 of this report.

Compared to the 2001 annual financial statements the aggregation of the segments has been reorganized. In accordance with Management responsibility and internal reporting, Mavic is no longer reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Company took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger Group. Sales and earnings from these brands are included in the TaylorMade-adidas Golf segment.

In addition, the Company took over Arc'Teryx (see also Note 3) which is reported under the Salomon segment.

5. Selling, general & administrative expenses

adidas-Salomon released a provision for risks from a lawsuit after the successful completion of this suit. In addition, the Company realized a profit in connection with a sale and leaseback transaction within the first half of the fiscal year 2002. These items are recorded within SG&A and positively affected operating profit by € 23 million.

6. Subsequent events

On July 1, 2002 adidas-Salomon assumed control retroactively from January 1, 2002 over its distribution partner and licensee for Salomon products in Denmark, SC IMPORT ApS (renamed to Salomon Danmark ApS), by acquiring 100% of the shares.

Additionally, the Company purchased 10% of the shares of the recently founded FC Bayern München AG for an amount of € 77 million on July 20, 2002.

7. Other information

As recommended by the Management, a dividend of € 0.92 per share totaling € 41,721,264 was paid following the approval of the Annual General Meeting held on May 8, 2002.

Herzogenaurach, August 2, 2002
The Executive Board of adidas-Salomon AG

Segmental Information by Brand

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	1st Half Year 2002	1st Half Year 2001
adidas				
Net sales	1,224	1,117	2,554	2,394
Gross profit	491	441	1,009	940
Gross margin	40.1%	39.4%	39.5%	39.3%
Operating profit	21	55	146	192
Salomon				
Net sales	71	73	194	194
Gross profit	27	28	67	71
Gross margin	37.8%	38.2%	34.6%	36.4%
Operating profit	(29)	(34)	(56)	(54)
TaylorMade-adidas Golf				
Net sales	203	171	379	325
Gross profit	98	97	186	174
Gross margin	48.2%	56.5%	49.1%	53.4%
Operating profit	29	36	43	53
HQ/Consolidation				
Net sales	8	7	17	14
Gross profit	59	53	96	84
Operating profit	47	17	34	7
Total				
Net sales	1,507	1,368	3,144	2,927
Gross profit	675	619	1,358	1,268
Gross margin	44.8%	45.2%	43.2%	43.3%
Operating profit	69	74	167	198

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(euros in millions)	2nd Quarter 2002	2nd Quarter 2001	1st Half Year 2002	1st Half Year 2001
Europe				
Net sales	702	661	1,553	1,513
Gross profit	300	269	619	606
Gross margin	42.6%	40.5%	39.7%	39.9%
Operating profit	82	80	214	242
North America				
Net sales	478	440	953	885
Gross profit	190	180	369	348
Gross margin	38.4%	39.4%	37.5%	38.1%
Operating profit	37	43	55	59
Asia				
Net sales	279	216	539	429
Gross profit	143	103	268	205
Gross margin	51.1%	47.5%	49.5%	47.5%
Operating profit	31	22	67	57
Latin America				
Net sales	39	41	78	82
Gross profit	18	18	32	33
Gross margin	45.1%	43.3%	41.1%	40.8%
Operating profit	6	6	11	7
HQ/Consolidation				
Net sales	10	11	21	19
Gross profit	24	49	70	75
Operating profit	(87)	(76)	(180)	(167)
Total				
Net sales	1,507	1,368	3,144	2,927
Gross profit	675	619	1,358	1,268
Gross margin	44.8%	45.2%	43.2%	43.3%
Operating profit	69	74	167	198

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Executive Board/Supervisory Board

Executive Board

Herbert Hainer
Chairman, Chief Executive Officer

Glenn Bennett
Global Operations

Manfred Ihle
Legal and Environmental Affairs

Michel Perraudin
Human Resources and Administration

Robin Stalker
Finance

Erich Stamminger
Global Marketing

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer*
Deputy Chairman

Sabine Bauer*

Gerold Brandt

David Bromilow

Herbert Müller*

Hans Ruprecht*

Charles Thomas Scott

Heidi Thaler-Veh*

Christian Tourres

Klaus Weiss*

* Employee representative

Financial Calendar 2002/2003

September 25	Investor Day
November 7	Nine Months Results Conference Call/Webcast
March 11	2002 Results Analyst and Press Conference Conference Call/Webcast
April 30	First Quarter Results Conference Call/Webcast
May 8	Annual General Meeting (Fürth, Bavaria) Webcast
May 9	Dividend Paid*
August 6	First Half Year Results Conference Call/Webcast

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG


adidas-Salomon


adidas

FIRST QUARTER REPORT 2002

Financial Highlights (IAS)

- ✓ Net sales increase 5% driven by strong growth in Asia and North America
- ✓ Successful product launches highlight the quarter
- ✓ adidas backlogs up 7%, double-digit growth in North America footwear
- ✓ 2002 earnings target confirmed at +5 to 10%

	March 31 2002	March 31 2001	Change
Operating Highlights (euros in millions)			
Net sales	1,638	1,558	5.1%
Income before taxes	79	92	(13.5%)
Net income	43	46	(7.1%)
Key Ratios (in %)			
Gross margin	41.8	41.7	0.1pp
SG&A expenses as a percent of net sales	34.4	32.4	1.9pp
EBITDA as a percent of net sales	7.8	9.5	(1.7pp)
Effective tax rate	41.9	42.8	(0.8pp)
Net income as a percent of net sales	2.6	3.0	(0.3pp)
Equity ratio	23.7	21.6	2.2pp
Balance Sheet Data (euros in millions)			
Total assets	4,420	4,189	5.5%
Inventories	1,220	1,277	(4.4%)
Receivables and other current assets	1,735	1,605	8.1%
Working capital	1,394	1,483	(6.0%)
Net total borrowings	1,909	1,898	0.6%
Shareholders' equity	1,049	903	16.2%
Per Share of Common Stock (euros)			
Earnings per share	0.95	1.02	(7.1%)
Earnings per share (without goodwill amortization)	1.19	1.24	(3.5%)
Operating cash flow per share	(2.52)	(0.56)	(350.4%)
Share price at end of period	82.69	61.50	34.5%
Other			
Number of employees at end of period	14,053	13,632	3.1%
Number of shares outstanding	45,349,200	45,349,200	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.


adidas-Salomon



T-MAC: #1 selling shoe in the USA



Olympic Champion Kostelic

Dear Shareholders,

Welcome to our new and improved interim report. As part of our ongoing efforts to increase transparency, we have improved and extended the format of our quarterly announcements. The most important additions include specific commentary regarding the economic environment and extended segmental reporting, which now includes detailed remarks and graphics about each of our major brands, and expanded financials such as the Group's cash flow statement, changes in equity as well as financial notes. In addition to this letter, we have also extended our outlook section, so that you may gain a better understanding of the strategic and operational drivers of our business.

As you know, 2002 is going to be an important year for adidas-Salomon with exciting new products, major sporting events and the turnaround in North America all being important levers for our 5-10% earnings growth target. In the first quarter, we took many important steps towards this ambitious goal.

- We have introduced our new technologies and a wide range of new products.
- We have increased our US sales and gained market share.
- We have positioned our organization to get the most out of the football World Cup that starts this month.
- And we delivered our best backlogs since 1998.

North America is clearly our biggest success. The turnaround we've been working on has arrived. Sales are up 7% in the region to € 475 million. adidas backlogs grew 10%, our highest level in 14 quarters, with double-digit growth in footwear.

We have now also introduced the first full range of products from the Group's new product team. One exciting stand-out product has been the T-MAC, our first signature shoe for NBA star Tracy McGrady. Targeted at the all-important urban youth consumers, this shoe became the #1 selling shoe in the USA in early February. This was the first time in nearly six years that adidas had held the #1 spot and it solidified adidas' position in the fast-growing basketball category. We have recently signed Tracy to a lifetime contract, so you can expect to see great new T-MAC products in the future.


Two-time US Open Champion
Ernie Els
ClimaCool™


adidas-Salomon

We also launched two new revolutionary footwear technologies – ClimaCool™ and a³. ClimaCool™, our 360° ventilated shoe, had strong sell-throughs and is now projected to sell 750,000 pairs in 2002 – that's up 50% from our original forecast of 500,000 pairs. a³, adidas' high-end running shoe, which cushions, guides and drives the foot to optimal footstrike, premiered in April with great success at five of the world's leading marathons: Boston, London, Paris, Rotterdam and Madrid.

In addition to these great new products, there were also a host of major sporting events where adidas, Salomon and TaylorMade all made strong showings. Take the Winter Olympics for example, where adidas and Salomon cumulatively sponsored over 50% of the athletes and outfitted nearly 200 medal winners. My personal favorite is Janica Kostelic, who became a Croatian folk hero by not only winning the first Olympic medal ever for Croatia, but by bringing home three golds and a bronze, sporting Salomon skis, boots and bindings. But our success is much more than Olympics. At the Australian Open, the only Grand Slam tennis tournament in the first quarter, adidas athlete Thomas Johansson won the men's title, while Martina Hingis and Anna Kournikova won the women's doubles. Ernie Els, Retief Goosen and Craig Perks all won major tournaments with TaylorMade. And Salomon athletes made up nearly half of this season's top ten finishers in both the men's and the women's alpine overall World Cup rankings. I am confident that we will have a strong presence at events in the second quarter such as the football World Cup and the NBA basketball championships.

These are just the highlights. This report offers you more detail on the quarter. There is a lot of good news but uncertainties do remain, including further development of the winter market, the weak retail environment across Europe and the slower-than-expected recovery of the worldwide economy.

To sum it all up, Q1 was an important quarter for us. Sales grew 5%, our gross margin improved and earnings were in line with our full year expectations. As a result, we are confident that we will be able to increase full year earnings by 5 to 10% in 2002.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer


2002 Weekly Share Price Development
120
110
100
90
80
Jan. 02, 2002
Mar. 28, 2002
adidas-Salomon
DAX-30 Index
Standard & Poor's 500 Footwear Index

Exchange Rates € 1 equals	Spot rates at March 31, 2002
USD	0.87
JPY	115.51

The Share

Positive share price level maintained

In the first quarter of 2002, the adidas-Salomon stock price was largely able to maintain the positive level that it had reached in the previous year. In 2001, the adidas-Salomon share price improved significantly, outperforming the DAX-30, Germany's premiere stock index, by 48% and the reweighted and renamed Standard & Poor's 500 Footwear Index, which comprises the major footwear competitors in America, by 32%. Profit-taking characterized the first two months of the year for both the adidas-Salomon share and the DAX-30. In March, the share price improved due to growing consumer confidence and 2002 earnings guidance from adidas-Salomon. As a result, the share declined only 2% in the first quarter to € 82.69. In the same period, the DAX as well as the Standard & Poor's 500 Footwear Index of US competitors showed recovery from previous year's losses with improvements of 5 and 6% respectively.

Compared to the end of the first quarter in 2001, the adidas-Salomon stock price has increased 34%, while the DAX-30 declined 7% for the same period.

Economic Environment

Global markets remain under pressure

In the first three months of 2002 global macro-economic development remained negative, however leading economic indicators provided a cautiously optimistic outlook for the major markets. In the United States, consumer spending remained low. Consumer confidence grew yet remained at a low level versus the prior year. In Europe, the economic environment remained under pressure. There was virtually no change in the low consumer confidence levels throughout the quarter. Additionally, the exchange rate with the US dollar remained low at $0.87. In Japan, the economic outlook remains strained with no change in consumer confidence and the yen remaining low versus all major currencies.

The sporting goods sector offers mixed signals

The athletic footwear market showed signs of recovery in America with positive 2002 projections coming from the major sporting goods suppliers and most retailers. In Europe, markets were mixed with poor retail development in Germany, France and Italy being offset by stronger signs in the other major markets. In Asia, the impact of the upcoming Football World Cup was dominant in the sector, energizing an otherwise challenging marketplace. The athletic apparel market remained difficult, particularly in the US and Europe.

adidas-Salomon

Q1 Net Sales
(euros in millions)



1998 1,385
1999 1,390
2000 1,517
2001 1,558
2002 1,638

Q1 Net Sales by Region



Latin America 3%
Asia 16%
Europe 52%
North America 29%

Q1 2002 Net Sales Growth by Brand and Region* (in %)	Europe	North America	Asia	Latin America	Total
adidas	(1)	7	24	(6)	4
Salomon	5	0	(27)	140	2
TaylorMade-adidas Golf	19	8	26	–	14
Total	0	7	22	(5)	5

* Versus the prior year

Group sales up 5%

Net sales for adidas-Salomon increased by 5% to reach € 1.6 billion in the first quarter of 2002. Currency-neutral, sales grew 4%.

All product segments developed positively. Apparel sales grew most significantly, increasing 8% to € 592 million. This was driven largely by strong demand associated with the upcoming 2002 FIFA World Cup™ football championship which pushed football apparel sales up nearly 80% versus the prior year. Footwear sales increased 3% to € 768 million in the first quarter. The strongest improvement came from basketball where sales increased nearly 50%. Hardware sales grew 6% to € 278 million, driven by new sales from the Maxfli and Slazenger Golf brands.

Growth at all brands

adidas sales increased 4% in the first quarter to € 1.3 billion with major contributions coming from North America and Asia. With respect to product segments, footwear sales increased 2% to reach € 714 million, apparel grew by 6% to € 570 million and hardware increased 9% to € 48 million.

Salomon sales reached € 123 million, representing an increase of 2% versus the prior year. Growth in Europe compensated for sales declines in Asia and flat sales in North America which resulted from low re-order business following a generally poor winter season.

At TaylorMade-adidas Golf, sales in the first quarter increased 14% to € 176 million with solid gains in Asia and Europe. Maxfli and Slazenger Golf sales contributed € 25 million to this development.

North American recovery and World Cup momentum in Asia

Group net sales in North America increased 7% to € 475 million or 2% on a currency-neutral basis. adidas brand sales grew 7%, delivering positive underlying sales development for the first time in 10 quarters. Sales at Salomon were constant compared with the same period in the prior year. Sales at TaylorMade-adidas Golf grew 8%, reflecting new revenue from Maxfli and Slazenger Golf.

In Asia, sales grew 22% in the first quarter to reach € 260 million. This increase was 25% on a currency-neutral basis and was largely the result of early World Cup momentum which drove 24% sales growth at brand adidas in the region. TaylorMade-adidas Golf sales again delivered strong improvements, increasing 26% versus the prior year. Salomon sales declined 27% on a small base.

In Europe, Group sales were maintained at € 851 million in the first quarter of 2002. Positive developments at TaylorMade-adidas Golf and Salomon, where sales grew 19% and 5% respectively, did not compensate for the 1% decline at brand adidas.

Q1 Gross Margin
(in %)

Year	%
1998	41.9
1999	42.7
2000	42.0
2001	41.7
2002	41.8

Target range 41 to 43%



Gross margin improves despite weak euro

The gross margin in the first quarter improved 0.1 percentage points over last year to 41.8%, despite higher sourcing costs associated with the weak euro. This resulted from improving adidas gross margins in North America, increased high-margin own-retail activities and superior inventory management throughout the Group.

Operating expenses reflect strategic initiatives

Operating expenses as a percent of sales were 35.8% in the first quarter of 2002. This increase was expected and reflected higher spending for three key initiatives: the 2002 FIFA World Cup™, the expansion of adidas own-retail activities and start-up expenses associated with the buyout of adidas Italy. Operating profit was € 98 million, representing a decline of 21% compared with the same period in the previous year.

Financial expenses reduced, earnings in line with expectations

Financial expenses were € 19 million in the first quarter, representing a reduction of 44% versus the same period in the previous year. Lower interest rates were the major driver of this development. Income before taxes was € 79 million, down 13% versus 2001 but in line with expected earnings development for the year.

EPS develops in line with full year expectations

In the first quarter of 2002, the tax rate was down 0.8 percentage points to 41.9%. Minority interest costs decreased 51% from the same period in the previous year to € 3 million, following the acquisition of the remaining shares of adidas Italy early in the year. As a result, net income for the first three months declined 7% to € 43 million in line with Management expectations, and earnings per share were € 0.95.

Inventory improvements lead working capital development

At the end of March, inventories for the Group were reduced 4% year-over-year. This reflects a commitment to maintain tight control over working capital.

Receivables increased 12% at the end of March versus the previous year. Drivers of this growth included higher sales in Asia, where payment terms are longer at both adidas and TaylorMade-adidas Golf. New Maxfli and Slazenger Golf revenues also contributed to the absolute increase.

Nearly stable debt position despite acquisition expenditures

Net borrowings at the end of the first quarter increased 1% to € 1.9 billion. However, the investment in Arc'Teryx and the buyout of adidas Italy totaled nearly € 100 million in the same period. This development highlights Management's commitment to maximizing its operational cash flow.

adidas at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	1,330	1,277	4%
Gross margin	39.0%	39.1%	(0.1pp)
Operating profit	125	137	(9%)

Salomon at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	123	121	2%
Gross margin	32.8%	35.3%	(2.6pp)
Operating profit	(27)	(19)	(39%)

adidas

adidas sales growth driven by Asia and North America

In the first quarter of 2002, adidas sales increased 4% to € 1.3 billion. Currency-neutral, this represents a growth of 3%. Regionally, Asia and North America were the major contributors to this improvement, where sales increased 24% and 7% respectively. Sales declined 1% in Europe and 6% in Latin America.

Forever Sport sales were flat for the first quarter with gains in basketball and football being offset by declines in running and tennis. Sales from the Original division grew 25% versus the prior year with growth coming from all regions, particularly in Asia.

Nearly stable gross margin despite weak euro

Gross margin at brand adidas declined 0.1 percentage points to 39.0%. Continued higher sourcing costs associated with the weak euro were nearly offset by growth in the higher-margin own-retail sales and a better product mix in North America.

Operating profit reflects higher Q1 expenses

Operating expenses grew 9% to € 394 million or 29.6% of sales. This represents a 1.3 percentage point increase versus the prior year and includes expenses associated with three strategic initiatives: the World Cup, the expansion of own-retail activities and one-time expenses related to the complete buyout of adidas Italy. As a result, the operating profit at adidas declined 9% to € 125 million.

Salomon

New Salomon categories spur brand growth

Salomon sales grew 2% to reach € 123 million in the first quarter of 2002. On a currency-neutral basis, this represents a stable quarter despite negative development in the winter and inline skating categories. Solid improvements came from apparel and outdoor footwear as well as positive development at Mavic. The skateboard segment also grew strongly from a very small base.

Gross margin decline reflects tough markets

Salomon gross margin declined 2.6 percentage points to 32.8%. This largely reflects the high clearance sales in winter sports and inline skates. As a result, gross profit declined 6% to € 40 million.

Lower operating profit in line with seasonality of expense structure

Operating expenses increased 8% to reach € 67 million. This represents 54.9% of net sales (+3.4 percentage points) and includes costs associated with the Winter Olympics and the integration of Arc'Teryx. This high figure also reflects the seasonality of Salomon's business, where expenses are disproportionately high in the first quarter. As a result of this development, Salomon's operating profit declined 39% to minus € 27 million.

TaylorMade-adidas Golf at a Glance (euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	176	154	14%
Gross margin	50.0%	49.9%	0.1pp
Operating profit	14	18	(23%)

TaylorMade-adidas Golf

Sales grow 14% at TaylorMade-adidas Golf

TaylorMade-adidas Golf sales grew 14% to € 176 million, or 13% on a currency-neutral basis. This reflects the first-time inclusion of high-profile brands Maxfli and Slazenger Golf to the product portfolio which contributed € 25 million to TaylorMade-adidas Golf sales. This development also reflects solid growth in Asia and Europe where sales increased 26% and 19% respectively. In North America, sales increased 8%. On a product basis, metalwoods grew strongly in Europe and Asia and the introduction of the new Rossa putter spurred growth of over 50% in the putter category. adidas Golf footwear and apparel continued to expand sales in all regions.

Gross margin improves slightly despite strong growth in lower-margin golf ball business

Gross profit for TaylorMade-adidas Golf in the first quarter of 2002 improved by 15% to € 88 million. Gross margin increased 0.1 percentage points to 50.0%. This development reflects the positive gross margin effect of the increasing percentage of sales in Asia. However, this was largely offset by lower margins on the Maxfli and Slazenger Golf products.

Operating profit reflects higher expenses associated with Maxfli and Slazenger Golf

TaylorMade-adidas Golf operating expenses increased 26% to € 74 million in the first quarter, which represents 42.3% of net sales (+3.9 percentage points). This reflects increased sales and marketing expenditures in Asia to support the significantly higher sales base which has developed in the region over the last two years as well as marketing expenses associated with the start-up activities of Maxfli and Slazenger Golf. These developments led to a 23% decline in operating profit to € 14 million.

adidas Order Backlogs by Product Category and Region

Change in %*	Europe	North America	Asia	Total
Footwear	11	18	19	15
Apparel	(5)	(1)	4	(3)
Total	3	10	12	7

* Change versus first quarter 2001

adidas Order Backlogs by Product Category and Region currency-neutral

Change in %*	Europe	North America	Asia	Total
Footwear	11	17	22	15
Apparel	(6)	(2)	5	(3)
Total	3	9	15	6

* Change versus first quarter 2001

Development of adidas Order Backlogs*


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
(1.0%)
(2.0%)
(3.0%)
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Total
Total currency-neutral

* Change in % versus prior year

Outlook

Strong adidas top-line outlook supported by solid backlog gains

Order backlogs at brand adidas accelerated in the first quarter with improvements coming from all regions. At the end of March, order backlogs increased 7% versus the prior year or 6% on a currency-neutral basis. This currency-neutral figure represents the best improvement since the third quarter of 1998.

In North America, backlogs grew 10% (9% currency-neutral) supported by 18% growth in footwear and a 1% decline in apparel. Drivers of footwear growth included basketball, running and Originals. In apparel, backlogs improved versus the prior quarter supported by growth in technical apparel categories.

In Asia, World Cup momentum continues to support strong backlogs growth. Total backlogs grew 12% (15% currency-neutral) with the highest increase again coming from Japan. Footwear backlogs increased 19% and apparel grew 4%.

In Europe, backlogs increased 3% (also 3% currency-neutral) supported by strong growth in footwear which increased 11%. Apparel backlogs declined in the region 5%, as many European markets remain "over-retailed".

Group sales growth target of at least 5% confirmed

As a result of adidas backlogs, retailer feedback for Salomon and TaylorMade-adidas Golf as well as the anticipated macroeconomic environment, adidas-Salomon is maintaining its 2002 growth target of at least 5%.

Salomon sales growth will be restrained by the weak winter and inline skate markets. TaylorMade-adidas Golf sales are expected to gain momentum as new product introductions and marketing synergies with Maxfli and Slazenger Golf begin. adidas growth will also be positive, with double-digit improvements anticipated in North America and Asia and modest growth in Europe.

Earnings development to improve

The net income growth target for the Group is confirmed with earnings expected to improve throughout the year. This largely reflects the effects of high operating expenses associated with three strategic initiatives: the 2002 FIFA World Cup™ football championship, the expansion of own-retail activities and one-time costs associated with the Group's buyout of adidas Italy, which all fall disproportionately in the first half year. adidas-Salomon Management remains confident that earnings will grow 5 to 10% in 2002.

Consolidated Balance Sheet (IAS)

(euros in millions)	March 31 2002	March 31 2001	Change in %	December 31 2001
Cash and cash equivalents	80	69	17.0	85
Accounts receivable	1,450	1,291	12.3	1,253
Inventories	1,220	1,277	(4.4)	1,273
Other current assets	285	314	(9.0)	267
Total current assets	3,036	2,951	2.9	2,878
Property, plant and equipment, net	380	320	18.7	378
Goodwill, net	654	591	10.6	580
Other intangible assets, net	88	81	9.1	91
Deferred tax assets	168	139	21.0	148
Other non-current assets	95	108	(12.0)	108
Total non-current assets	1,384	1,238	11.8	1,305
Total assets	4,420	4,189	5.5	4,183
Short-term borrowings	458	345	32.7	196
Accounts payable	564	563	0.1	630
Income taxes	114	74	53.1	111
Accrued liabilities and provisions	376	371	1.3	347
Other current liabilities	131	114	14.8	110
Total current liabilities	1,642	1,467	11.9	1,394
Long-term borrowings	1,532	1,624	(5.7)	1,570
Pensions and similar obligations	92	87	6.2	92
Deferred tax liabilities	44	51	(12.3)	42
Other non-current liabilities	11	10	11.4	13
Total non-current liabilities	1,679	1,772	(5.2)	1,716
Minority interests	50	47	4.9	58
Shareholders' equity	1,049	903	16.2	1,015
Total liabilities, minority interests and shareholders' equity	4,420	4,189	5.5	4,183

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement (IAS)

(euros in millions)	1st Quarter 2002	1st Quarter 2001	Change
Net sales	1,638	1,558	5.1%
Cost of sales	954	909	4.9%
Gross profit	**684**	**649**	**5.4%**
(in % of net sales)	41.8%	41.7%	0.1pp
Selling, general and administrative expenses	563	506	11.3%
(in % of net sales)	34.4%	32.4%	1.9pp
Depreciation and amortization (excl. goodwill)	23	19	19.8%
Operating profit	**98**	**124**	**(20.9%)**
(in % of net sales)	6.0%	8.0%	(2.0pp)
Goodwill amortization	11	10	13.0%
Royalty and commission income	11	10	9.5%
Financial expenses, net	19	33	(43.6%)
Income before taxes	**79**	**92**	**(13.5%)**
(in % of net sales)	4.8%	5.9%	(1.0pp)
Income taxes	33	39	(15.1%)
(in % of net sales)	41.9%	42.8%	(0.8pp)
Net income before minority interests	**46**	**52**	**(12.2%)**
Minority interests	(3)	(6)	(50.6%)
Net income	**43**	**46**	**(7.1%)**
(in % of net sales)	2.6%	3.0%	(0.3pp)
Earnings per share (in euros)	*0.95*	*1.02*	*(7.1%)*

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Cash Flows (IAS)

(euros in millions)	1st Quarter 2002	1st Quarter 2001
Operating activities:		
Income before taxes	79	92
Adjustments for:		
Depreciation and amortization (incl. goodwill)	38	33
Unrealized foreign exchange gains, net	(9)	(11)
Interest income	(2)	(4)
Interest expense	16	31
Losses/(Gains) on sales of property, plant and equipment, net	0	(2)
Operating profit before working capital changes	123	138
Increase in receivables and other current assets	(209)	(142)
Decrease in inventories	62	50
Decrease in accounts payable and other current liabilities	(27)	(1)
Cash (used in)/provided by operations	(52)	44
Interest paid	(16)	(31)
Income taxes paid	(47)	(38)
Net cash used in operating activities	(114)	(25)
Investing activities:		
Purchase of goodwill and other intangible assets	(75)	(8)
Purchase of property, plant and equipment	(19)	(27)
Proceeds from sale of property, plant and equipment	0	7
Acquisition of subsidiaries net of cash acquired	(18)	0
Decrease/(Increase) in investments and other non-current assets	4	(3)
Interest received	2	4
Net cash used in investing activities	(106)	(27)
Financing activities:		
(Decrease)/Increase in long-term borrowings	(42)	7
Dividends to minority shareholders	(1)	(48)
Increase in short-term borrowings	260	56
Net cash provided by financing activities	216	14
Effect of exchange rates on cash	0	2
Decrease in cash and cash equivalents	(5)	(36)
Cash and cash equivalents at beginning of year	85	105
Cash and cash equivalents at end of period	80	69

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity (IAS)

(euros in millions)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2000	116	8	(5)		697	815
Cumulative effect of the adoption of IAS 39, net of tax				(1)		(1)
Restated balance at January 1, 2001	116	8	(5)	(1)	697	815
Net income					46	46
Net effect of cash flow hedges				29		29
Currency translation			13			13
Balance at March 31, 2001	116	8	8	28	743	903
Balance at December 31, 2001	116	8	10	18	864	1,015
Net income					43	43
Net effect of cash flow hedges				(2)		(2)
Currency translation			(6)			(6)
Balance at March 31, 2002	116	8	3	16	907	1,049

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Notes to Interim Consolidated Financial Statements (IAS)

1. Basis of preparation

The unaudited consolidated interim financial statements for the three months ended March 31, 2002 of adidas-Salomon AG and its subsidiaries (collectively the "Company") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Accounting Standards" – "IAS"). The Company applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee "SIC" effective as at March 31, 2002.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ended December 31, 2001, additionally including IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2001 annual financial statements. The results of operations for the first three months ended March 31, 2002 are not necessarily indicative of results to be expected for the entire year.

2. Seasonality

The sales of the Company in certain product categories are seasonal and therefore sales and attributable earnings may vary between the quarters. As adidas brand sales account for approximately 80% of the Company's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3. Major acquisitions

Effective January 1, 2002 the Company assumed full ownership of its former joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

4. Segment reporting

Financial information in accordance with the management approach is presented on pages 15-16 of this report.

Compared to the 2001 annual financial statements the aggregation of the segments has been reorganized. Following the Management responsibility and the internal reporting, Mavic will no longer be reported as a separate segment category. The Mavic brand is now included in Salomon.

At the beginning of January 2002, the Company took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. These brands are included in the TaylorMade-adidas Golf segment.

In addition, the Company took over Arc'Teryx (see also Note 3) which is reported under the Salomon segment.

Herzogenaurach, May 2, 2002
The Executive Board of adidas-Salomon AG

Segmental Information by Brand

(euros in millions)	1st Quarter 2002	1st Quarter 2001
adidas		
Net sales	1,330	1,277
Gross profit	519	499
Gross margin	39.0%	39.1%
Operating profit	125	137
Salomon		
Net sales	123	121
Gross profit	40	43
Gross margin	32.8%	35.3%
Operating profit	(27)	(19)
TaylorMade-adidas Golf		
Net sales	176	154
Gross profit	88	77
Gross margin	50.0%	49.9%
Operating profit	14	18
HQ/Consolidation		
Net sales	9	7
Gross profit	37	30
Operating profit	(13)	(11)
Total		
Net sales	1,638	1,558
Gross profit	684	649
Gross margin	41.8%	41.7%
Operating profit	98	124

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(euros in millions)	1st Quarter 2002	1st Quarter 2001
Europe		
Net sales	851	852
Gross profit	319	337
Gross margin	37.3%	39.4%
Operating profit	132	162
North America		
Net sales	475	445
Gross profit	180	169
Gross margin	36.7%	36.7%
Operating profit	17	16
Asia		
Net sales	260	213
Gross profit	125	102
Gross margin	47.9%	47.6%
Operating profit	37	35
Latin America		
Net sales	39	41
Gross profit	14	16
Gross margin	37.1%	38.3%
Operating profit	5	2
HQ/Consolidation		
Net sales	12	8
Gross profit	46	26
Operating profit	(93)	(91)
Total		
Net sales	1,638	1,558
Gross profit	684	649
Gross margin	41.8%	41.7%
Operating profit	98	124

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Executive Board/Supervisory Board

Executive Board

Herbert Hainer
Chairman, Chief Executive Officer

Glenn Bennett
Global Operations

Manfred Ihle
Legal and Environmental Affairs

Michel Perraudin
Human Resources and Administration

Robin Stalker
Finance

Erich Stamminger
Global Marketing

Supervisory Board

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer*
Deputy Chairman

Sabine Bauer*

Gerold Brandt

David Bromilow

Herbert Müller*

Hans Ruprecht*

Charles Thomas Scott

Heidi Thaler-Veh*

Christian Tourres

Klaus Weiss*

* Employee representative

Financial Calendar 2002

May 2	First Quarter 2002 Results
	Press release
	Webcast
	Analyst conference call
May 8	Annual General Meeting (in Fürth/Bavaria)
	Webcast
May 9	Dividend paid*
August 7	First Half 2002 Results
	Press release
	Webcast
	Analyst conference call
November 7	Nine Months 2002 Results
	Press release
	Webcast
	Analyst conference call

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK (German Investor *Relations Association*) and NIRI (National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG


adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

We herewith invite our shareholders to the

Annual General Meeting

which takes place

on Thursday, May 8, 2003, 10:30 hrs

in the Fuerther Stadthalle, Rosenstrasse 50, 90762 Fuerth, Germany.

Agenda

[1] Presentation of the adopted Annual Financial Statements of adidas-Salomon AG and of the Consolidated Financial Statements as of December 31, 2002

Presentation of the Management Report of adidas-Salomon AG and of the Group Management Report as well as of the Supervisory Board Report for the fiscal year 2002

[2] Resolution on the appropriation of retained earnings

The Executive Board and the Supervisory Board propose to resolve on the appropriation of the retained earnings amounting to EUR 55,118,719.97 as follows:

Payment of a dividend of EUR 1.00 per no-par-value share on the dividend-entitled stock capital for the fiscal year 2002 of EUR 116,281,600.00. The dividend shall be payable on May 9, 2003. The remaining amount shall be carried forward to new account.

Total dividend	EUR 45,422,500.00
Carried forward to new account	EUR 9,696,219.97
Retained Earnings	EUR 55,118,719.97

[3] Resolution on the ratification of the actions of the Executive Board for the fiscal year 2002

The Executive Board and the Supervisory Board propose the ratification of the actions of the Executive Board members for the fiscal year 2002.

[4] Resolution on the ratification of the actions of the Supervisory Board for the fiscal year 2002

The Executive Board and the Supervisory Board propose the ratification of the actions of the Supervisory Board members for the fiscal year 2002.

[5] Resolution on amendments of the Corporation's Articles of Association, in particular based on specific recommendations of the German Corporate Governance Code as well as to revised laws

Since the Corporation's last General Meeting, the German Corporate Governance Code in the version of November 7, 2002 has been passed and amendments of laws have come into effect, in particular based on the German Act on the further development of corporate and accounting law, transparency and disclosure (German Act on Transparency and Disclosure - TransPuG). To adapt the Corporation's Articles of Association to the new legal situation as well as to clarify existing provisions, individual provisions contained in the Corporation's Articles of Association shall be supplemented or resp. amended.

The Executive Board and the Supervisory Board therefore propose to resolve as follows:

5.1 § 3 of the Articles of Association (Publications) shall be replaced in its entirety by the following provision:

"Official announcements of the Corporation shall be published in the electronic version of the German Federal Gazette (Elektronischer Bundesanzeiger)."

5.2 § 6 of the Articles of Association (Executive Board) shall be amended by a 2nd sentence and 3rd sentence, thus taking into account the recommendations of the German Corporate Governance Code (Section 4.2.1, 1st sentence).

§ 6 of the Articles of Association therefore reads as follows:

"The Executive Board shall consist of at least two persons. The exact number of Executive Board members shall be determined by the Supervisory Board through the respective appointment or cancellation of the appointment of Executive Board members. The Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Executive Board."

5.3 The title of § 7 of the Articles of Association "Resolutions of the Executive Board" shall be replaced by the words "Management of the Executive Board". Furthermore, the currently only section of § 7 becomes section 2. A new section 1 is added, which emphasizes the commitment of the Executive Board to the Rules of Procedure of the Executive Board and of the Supervisory Board.

§ 7 section 1 of the Articles of Association reads as follows:

"1. The members of the Executive Board shall do business in accordance with the laws, the Articles of Association and the Rules of Procedure of the Executive Board and of the Supervisory Board."

5.4 In § 10 section 2 sentence 1 of the Articles of Association (Duties and Rights of the Supervisory Board), after the word "Supervisory Board" the words "or respectively to the Chairman of the Supervisory Board on an individual case basis as well as" shall be inserted. Furthermore, the words "at least to the extent provided by the Stock Corporation Act" shall be replaced by the words "to the extent provided by law and the Rules of Procedure of the Executive Board and of the Supervisory Board".

Additionally, in § 10 section 2 sentence 2, the words "as well as any of its members" shall be inserted after the word "Supervisory Board" and the words "to the Supervisory Board" shall be inserted after "report". These changes shall serve to define the reporting obligations of the Executive Board in accordance with § 90 of the German Stock Corporation Act.

§ 10 section 2 of the Articles of Association therefore reads as follows:

"2. The Executive Board shall report to the Supervisory Board or respectively to the Chairman of the Supervisory Board on an individual case basis as well as on a regular basis, at the latest at the end of each calendar year quarter, and to the extent provided by law and the Rules of Procedure of the Executive Board and of the Supervisory Board. Furthermore, the Supervisory Board as well as any of its members may at any time request a report to the Supervisory Board on matters of the Corporation, on its legal and business relations to affiliated companies as well as on business transactions within those companies which may materially affect the situation of the Corporation."

5.5 In § 12 section 1 sentence 1 of the Articles of Association (The Chairman and his Deputies) after the words "a deputy" the words "for the term provided in the Articles of Association" shall be deleted and replaced by the words "for the fixed term". This change takes into account that, in accordance with § 9 section 2 of the Articles of Association, the General Meeting may, for individual cases, fix a term of office deviating from the provisions of the Articles of Association.

§ 12 section 1 sentence 1 of the Articles of Association therefore reads as follows:

"1. The Supervisory Board shall elect from among itself, in accordance with § 27 sections 1 and 2 Co-Determination Act, a Chairman and a deputy for the fixed term."

5.6 In § 14 section 1 of the Articles of Association (Convocation) the sentence "The legal authorization of other corporate bodies or members of other corporate bodies to convene Supervisory Board meetings shall remain unaffected." shall be inserted as new 4th sentence.

§ 14 section 1 of the Articles of Association therefore reads as follows:

"1. The meetings of the Supervisory Board shall be called by the Chairman or, in case he should be prevented from performing this duty, by a deputy by written notice given at least 14 days prior to the meeting. For computation of such period both the day of posting of the invitation and the day of the meeting are not counted. In urgent cases the Chairman may shorten this period and call the meeting orally, by telephone or by any other means of electronic telecommunication. The legal authorization of other corporate bodies or members of other corporate bodies to convene Supervisory Board meetings shall remain unaffected."

5.7 In § 15 section 2 of the Articles of Association (Resolutions) the following 5th sentence shall be added for clarification "Members participating in the meeting via video conference shall be considered present."

§ 15 section 2 of the Articles of Association therefore reads as follows:

"2. A quorum of the Supervisory Board exists if all members were invited under their last notified address and if at least one half of the members of whom it shall consist take part in the passing of resolution. A resolution on an item of the agenda which was not included in the invitation is only admitted if no member of the Supervisory Board objects thereto.

Absent members of the Supervisory Board shall be given the opportunity, within a reasonable period of time to be determined by the Chairman, to oppose the resolution or to send a written vote. The resolution shall only be valid if none of the absent Supervisory Board members oppose within said period of time. Members participating in the meeting via video conference shall be considered present."

Moreover, in section 5 the words "written vote" shall be replaced by the words "written vote or vote transmitted by telefax", in order to document the possibility of transmission via telefax.

§ 15 section 5 of the Articles of Association therefore reads as follows:

"5. An absent member of the Supervisory Board may submit his written vote or vote transmitted by telefax through another Supervisory Board member."

For the purpose of clarification, the 1st sentence of § 15 section 6 shall be replaced by the following new 1st sentence: "A Supervisory Board resolution may also be passed outside a meeting in writing, by telephone, telefax or by any other electronic means of telecommunication, if the Chairman of the Supervisory Board or, in case he should be prevented from doing so, a deputy directs so for special reasons, and provided that none of the members object thereto." Additionally, section 6 is supplemented by the following new 5th sentence: "Subject to the above conditions, a resolution may also be passed in combination of a meeting and resolutions passed outside the meeting".

§ 15 section 6 of the Articles of Association therefore reads as follows:

"6. A Supervisory Board resolution may also be passed outside a meeting in writing, by telephone, telefax or by any other electronic means of telecommunication, if the Chairman of the Supervisory Board or, in case he should be prevented from doing so, a deputy directs so for special reasons, and provided that none of the members object thereto. There shall be no right of objection, if the resolutions are taken in such a manner that the members of the Supervisory Board participating therein are connected with one another by means of electronic telecommunication and are in a position to discuss the subject of the resolution. Resolutions passed not in written form shall subsequently be confirmed in writing. In all other respects the above provisions shall apply mutatis mutandis. Subject to the above conditions, a resolution may also be passed in combination of a meeting and resolutions passed outside the meeting."

5.8 In order to take into account the revision of § 116 of the German Stock Corporation Act based on the German Act on Transparency and Disclosure, § 17 Section 1 of the Articles of Association (Secrecy) shall be supplemented by the new 2nd sentence "The Supervisory Board members shall be bound to observe secrecy particularly with regard to confidential reports received and to confidential discussions." The former 2nd sentence shall become the 3rd sentence.

§ 17 section 1 of the Articles of Association therefore reads as follows:

"1. Members of the Supervisory Board shall observe secrecy on confidential data and secrets of the Corporation, namely trade and business secrets which came to their knowledge through their function. The Supervisory Board members shall be bound to observe secrecy particularly with regard to confidential reports received and to confidential discussions. Persons who are present during meetings of the Supervisory Board but are not members of the Supervisory Board shall be expressly bound to observe secrecy."

5.9 In § 18 of the Articles of Association (Remuneration of the Supervisory Board) the remuneration of the Supervisory Board members shall be adapted in accordance with the increase of their tasks.

§ 18 of the Articles of Association therefore reads as follows:

"Each member of the Supervisory Board shall receive a compensation for expenses, including any VAT thereon, as well as a fixed annual remuneration of Euro 21,000 for each member. The Chairman shall receive twice the amount and each deputy one and a half times the amount."

5.10 § 19 section 2 of the Articles of Association (Place and Convocation of the General Meeting) shall be reworded for clarification purposes with regard to the provisions of § 121 section 2 sentence 3 of the German Stock Corporation Act and therefore reads as follows:

"2. The General Meeting shall be called by the Executive Board. The legal right of other persons to call the General Meeting shall remain unaffected."

5.11 § 20 of the Articles of Association (Participation in the General Meeting) shall be supplemented by a new section 4. Thus, it will be possible to determine already in the invitation to the General Meeting and not only at the General Meeting itself that a participation in the General Meeting through electronic or other means of telecommunication is possible, as far as permitted by statute. An according provision, however referring to the date of the General Meeting, was already included in § 22 section 2 sentence 2 of the Articles of Association.

§ 20 section 4 of the Articles of Association therefore reads as follows:

"4. The invitation to the General Meeting may provide for the participation in the General Meeting, its transmission as well as the participation in votes or the exercise of other participation rights of the shareholders by electronic or other means of telecommunication, as far as permitted by statute."

5.12 In § 22 section 2 of the Articles of Association (Chairman of the General Meeting) the 2nd sentence shall be deleted, as it shall be inserted according to item 5.11 of the agenda, in a modified form as new § 20 section 4 of the Articles of Association.

§ 22 section 2 of the Articles of Association therefore reads as follows:

"2. The Chairman presides over the meeting and determines the order of the items of discussion as well as the form of voting."

5.13 Through amendment of § 23 by a new section 5, the Corporation shall be given the flexibility for dividend distribution provided for by the Stock Corporation Act. However, there are no concrete intentions at this point to make use of this possibility.

§ 23 section 5 of the Articles of Association reads as follows:

"5. Upon expiration of a fiscal year, the Executive Board may distribute to the shareholders an interim dividend, subject to Supervisory Board approval and in accordance with § 59 of the German Stock Corporation Act."

[6] Resolution on the authorization to issue bonds with warrants and convertible bonds and to exclude the shareholders' subscription rights while revoking the existing authorization, and the simultaneous creation of additional contingent capital and the amendment of the Corporation's Articles of Association, as well as on the rearrangement of current sections 7 through 9 in § 4 of the Articles of Association, and on the revision of current section 8 in § 4

The Executive Board and Supervisory Board propose the following resolutions:

(a) The following authorization shall completely replace the existing authorization of the Executive Board to issue bonds with warrants and convertible bonds pursuant to the shareholder resolution dated May 10, 2001:

The Executive Board is authorized, subject to Supervisory Board approval, to issue, one or several times on or before May 7, 2008, bearer bonds with warrants and/or convertible bearer bonds in an aggregate nominal value of up to Euro 500,000,000, with a maximum term of 30 (thirty) years and, in accordance with the terms and conditions of the bonds with warrants and convertible bonds, to grant subscription rights to the holders of the bonds with warrants or to grant conversion rights to the holders of the convertible bonds, which rights entitle the respective holder to purchase bearer shares in the Corporation with a pro rata amount of the registered share capital totaling up to Euro 23,040,000.

The bonds with warrants and/or convertible bonds may be issued not only in Euro, but also in any other legal currency of an OECD country (limited to the equivalent Euro value). They may also be issued by a wholly-owned direct or indirect subsidiary of adidas-Salomon AG. In this case, the Executive Board shall be authorized, on behalf of the Corporation and subject to Supervisory Board approval, to provide a guarantee for the bonds with warrants and/or convertible bonds and to grant the holders of the bonds with warrants and/or convertible bonds subscription rights to or conversion rights on the adidas-Salomon AG bearer shares.

The statutory subscription rights shall be granted to the shareholders in such a manner that the bonds with warrants or convertible bonds will be underwritten by a financial institution or a syndicate of financial institutions, subject to the obligation that they be offered to the shareholders for subscription. If the bonds with warrants and or convertible bonds are issued by a wholly-owned direct or indirect subsidiary, then the Corporation must ensure that the statutory subscription rights will be granted to the shareholders of adidas-Salomon AG in accordance with preceding sentence. The Executive Board will be authorized, however, to exclude from the subscription rights held by the shareholders any fractional amounts resulting from the conversion ratio and to suspend the subscription rights to the extent required to grant the holders of previously issued subscription or conversion rights a subscription right in an amount to which such holders would have been entitled as shareholders following the exercise of the subscription or conversion rights.

The Executive Board is further authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board has concluded following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized financial calculation methods. This authorization to suspend the subscription rights applies, however, only with respect to the bonds with warrants and/or convertible bonds with subscription or conversion rights to the shares having pro rata amount of the registered share capital totaling Euro 11,600,000. Nevertheless, the pro rata amount of the registered share capital, which is attributable to the aggregate number of shares to be issued from the contingent capital, together with the pro rata amount of the registered share capital from the new shares that were issued after the date, on which the shareholder resolution granting this authorization was adopted (i.e., since May 8, 2003), on the basis of any authorizations to issue the shares from authorized capital subject to the suspension of subscription rights pursuant to §186 section 3 sentence 4 of the German Stock Corporation Act ("AktG"), may not exceed a total of 10% of the Corporation's registered share capital existing on the date of the shareholder resolution concerning such authorization or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised. The sale of the Corporation's own shares should also be counted towards the aforementioned threshold, if such sale was made after the date, on which the shareholder resolution concerning this authorization was adopted, on the basis of the authorization pursuant to § 71 section 1 No. 8 sentence 3 AktG in connection with § 186 section 3 sentence 4 AktG with a suspension of the subscription rights. Included in this threshold shall also be any bonds with warrants and/or convertible bonds with subscription or conversion rights that are issued - after the date of this General Meeting but before the effective date of this new authorization - on the basis of the May 10, 2001 authorization (which would still be applicable at that time) concerning the issuance of bonds with warrants and/or convertible bonds pursuant §§221 section 4, 186 section 3 sentence 4 AktG.

When bonds with warrants are issued, one or more warrants will be attached to each bond and will entitle the holder to subscribe, in accordance with the terms and conditions of the warrants to be stipulated by the Executive Board, to the no par bearer shares issued by adidas-Salomon AG. With respect to Euro-denominated bonds with warrants issued by adidas-Salomon AG, the warrant terms and conditions may provide that the warrant price may also be paid by assigning bonds and making – if necessary - a supplementary cash payment. The pro rata amount of registered share capital, which is attributable to shares subscribed on each bond, may not exceed the face value of the bonds. Any fractions of such shares may, in accordance with the terms and conditions of the warrants or the bonds with warrants, be rounded up to a whole-number share for purposes of subscription, if necessary against supplementary payment.

When convertible bonds are issued, the holder will receive an irrevocable right to convert his or her bonds into no par bearer shares of adidas-Salomon AG pursuant to the terms and conditions of the convertible bonds as stipulated by the Executive Board. The conversion ratio is yielded by dividing the face value of the bond or the issue price underlying the face value of a bond by the established conversion price for one share of the Corporation and may be rounded up or down to a whole number. Moreover, a supplemental cash payment and the consolidation of or offsetting payment for unconvertible fractional amounts may be established. The bond terms and conditions may provide for a variable conversion ratio and a calculation of the conversion price within a stipulated range based on the development of the share price of adidas-Salomon AG during the term of the bond.

Unless there is a conversion obligation, each subscription or conversion price for a share must be at least 80% of the unweighted average closing price of the shares of adidas-Salomon AG as quoted on the Xetra System of the Frankfurt Stock Exchange or in a corresponding successor system for the 10 trading days immediately preceding the date on which the Executive Board adopted the resolution approving the issue of bonds with warrants or convertible bonds, or – in the event that a subscription right is granted – must equal at least 80% of the unweighted average stock exchange price of shares in adidas-Salomon AG as quoted on the Xetra System of the Frankfurt Stock Exchange or in a corresponding successor system during the days on which the rights to the bonds with warrants or convertible bonds are traded on the Frankfurt Stock Exchange, except for the last 2 days on which the rights are traded. § 9 section 1 AktG will continue to apply.

Notwithstanding § 9 section 1 AktG, the subscription or conversion price may be reduced on the basis of the anti-dilution provision pursuant to more specific terms and conditions of the warrants or convertible bonds, if, during the subscription or conversion period, the Corporation increases the registered share capital, while granting an exclusive subscription right to its shareholders or increases the registered share capital from retained earnings, or the Corporation issues additional bonds with warrants or convertible bonds or grants or guarantees warrants and the holders of already existing warrants or conversion rights are not granted the subscription right they would have been entitled to following the exercise of the subscription or conversion right. The subscription or conversion price may also be reduced by a cash payment upon exercise of the subscription or conversion right or upon discharging the conversion duties. The terms and conditions of the subscription rights and convertible bonds may also provide for an adjustment in the subscription or conversion rights or in the conversion obligations in the event that the Corporation's capital is reduced or other extraordinary courses of action or events transpire (such as unusually high dividends, control gained by a third party).

In all such cases, the adjustments will generally be made in accordance with § 216 section 3 AktG such that the economic value of the warrants or conversion rights (or conversion obligations) following the adjustments will, for the most part, correspond to the economic value of the warrant or conversion rights or conversion obligations immediately prior to the actions/events triggering the adjustments. In the event a third party gains control of the Corporation, the warrant or conversion price may be adjusted in accordance with customary market standards.

The terms and conditions of the bonds may provide that in the event that the subscription or conversion right is exercised, the Corporation will have the right not to grant new shares, but rather pay for the number of shares that would otherwise have been delivered a cash amount equal to their unweighted average closing price of adidas-Salomon AG shares as quoted on the Xetra-Trading System of the Frankfurt Stock Exchange or its corresponding successor system during the last 10 trading days prior to date on which declaration exercising the subscription or conversion rights was made. The terms and conditions of the bonds may also provide that the Corporation may elect to convert the bonds with warrants or convertible bonds not into new shares issued from the contingent capital, but rather into existing Corporation shares or that the subscription right will be met when such shares are delivered.

The terms and conditions of the bonds may also impose a subscription or conversion obligation at the end of the term (or at another point in time) or entitle the Corporation, upon the maturity of the convertible bonds, to issue to the bond creditors shares in the Corporation as partial or total substitution of its obligation to pay the cash amount due. In this case, the subscription or conversion price may under the specific terms and conditions of the bond equal the average price of the Corporation's shares as quoted on the Xetra-Closing Auction in the Frankfurt Stock Exchange (or a comparable reference price in the successor trading system) during the last 10 trading days prior to the date of final maturity, even if this average price is below the aforementioned minimum average price (80%). The pro rata amount of the registered share capital of the shares to be issued upon conversion may not exceed the face value of the convertible bonds.

The Executive Board is authorized, subject to Supervisory Board approval, to stipulate the additional details concerning the issue and features of the bonds with warrants and/or convertible bonds - including the interest rate, issue price, maturity and denomination, the anti-dilution provisions, the subscription or conversion period - and the subscription or conversion price in accordance with the aforementioned, or to establish such details or prices with the consent of the other governing bodies of the adidas-Salomon AG subsidiaries issuing the bonds with warrants or convertible bonds.

(b) For purposes of ensuring that the subscription and conversion rights based on the bonds with warrants or conversion bonds can be exercised, following contingent capital will be created:

The registered share capital will be increased by up to Euro 23,040,000 through the issuance of up to 9,000,000 new, no par bearer shares representing a pro rata amount of the registered share capital equal to Euro 2.56 per share. The contingent capital increase will permit the Corporation to grant to the holders of the warrants under the bonds with warrants the rights and/or duties under the warrants in accordance with the warrant terms and conditions and will also allow the Corporation to grant conversion rights and/or duties in accordance with the convertible bond terms and conditions to the holders of those convertible bonds, which are issued by the Corporation or a direct or indirect wholly-owned subsidiary on the basis of the authorization resolution adopted by the shareholders between May 8, 2003 up to May 7, 2008. The new shares will be issued at the warrant or conversion price to be computed in accordance with the aforementioned authorization resolution.

The contingent capital increase shall be carried out only in the event that the bonds with warrants or convertible bonds are issued and only to the extent that the holders of the warrants or convertible bonds exercise their subscription or conversion rights or the bondholders, who are obligated to subscribe or convert, discharge their subscription/conversion duties and only insofar as the contingent capital is required under the terms and conditions of the bonds with warrants and of the convertible bonds. The new shares, which are issued because the subscription or conversion rights are exercised or the subscription or conversion obligations are discharged, will have profit participation rights beginning in the fiscal year in which such shares were created.

The Executive Board is authorized, subject to Supervisory Board approval, to stipulate additional details concerning the implementation of the increase in contingent capital.

The Supervisory Board is authorized to modify the text of § 4 of the Articles of Association to accord with the respective issuance of shares (subject to subscription) and to arrange any other related amendments to the Articles of Association, to the extend that such amendments affect only the wording of the Articles of Association. The same authority shall exist after the expiration of the authorization period in the event that the authorization for the issuance of bonds with warrants or convertible bonds has not been used and after the expiration of the deadlines for exercising subscription or conversion rights or for performing the subscription or conversion obligations in the event that the contingent capital has not been used.

(c) The following new section 7 shall be inserted into § 4 of the Articles of Association:

> "7. *The registered share capital shall be conditionally increased by an additional Euro 23,040,000, divided into no more than 9,000,000 bearer shares (Contingent Capital III). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Corporation or a wholly-owned direct or indirect subsidiary of the Corporation pursuant to the authorization of the Executive Board by the shareholder resolution dated May 8, 2003, make use of their subscription or conversion right or, if they are obligated to exercise the subscription or conversion rights, they discharge their obligations to exercise the warrant or convert the bond. The new shares shall be issued in accordance with the aforementioned authorization resolution on the basis of the subscription or conversion price set. The new shares shall have profit participation rights beginning in the fiscal year in which they were created as a result of the exercise of the subscription or conversion rights or the discharge of the subscription or conversion obligations. The Executive Board is authorized, subject to the Supervisory Board approval, to stipulate any additional details concerning the implementation of the contingent capital increase.*"

The insertion of a new § 4 section 7 into the Articles of Association will displace the sections that follow it. Accordingly, the previous sections 7, 8, 9 and 10 of § 4 of the Articles of Association will become sections 8, 9, 10 and 11 of § 4.

(d) The provisions of current § 4 section 8 (or future § 4 section 9) of the Articles of Association shall be amended as follows:

> "9. *The Supervisory Board shall be authorized to amend the wording of the Articles of Association in accordance with the extent of the respective capital increase from authorized or contingent capital pursuant to sections 2 to 7.*"

(e) The authority granted under the resolution adopted by the General Meeting of May 10, 2001 to issue bonds with warrants and convertible bonds shall expire on the date that parts (a) to (d) of this resolution enter into effect. The servicing of any bonds with warrants and convertible bonds, which had been issued before the effective date of this resolution on the basis of resolution adopted by the General Meeting dated May 10, 2001, shall remain unaffected thereby.

Report by the Executive Board to the General Meeting in accordance with § 221 section 4 sentence 2 and § 186 section 4 sentence 2 of the German Stock Corporation Act ("AktG") concerning Agenda Item 6

Pursuant to the shareholder resolution dated May 10, 2001, the Executive Board of adidas-Salomon AG was authorized, subject to Supervisory Board approval, to issue bonds with warrants and convertible bonds having an aggregate face value of up to Euro 500,000,000, and at the same time, the creation of contingent capital was authorized.

Until now there has been no use of the existing authorization to issue bonds with warrants and convertible bonds. In view of the heightened volatility in the stock markets, the existing authorization does not give the Corporation sufficient flexibility to quickly react to any favorable or negative developments on the stock markets. The newly proposed authorization for issuing warrants with bonds and/or convertible bonds with an aggregate face value of up to Euro 500,000,000 and for creating the related contingent capital of up to Euro 23,040,000 should expand adidas-Salomon AG's opportunities (as more specifically defined below) for financing its business activities and should permit the Executive Board, with the consent of the Supervisory Board, to utilize financing opportunities more flexibly and in a more timely manner in the best interests of the Corporation, particularly in the event that the conditions on capital markets improve. The authority granted under the resolution adopted by the General Meeting of May 10, 2001 to issue bonds with warrants and convertible bonds shall expire on the effective date of this authorization (including the resolution concerning the increase in contingent capital). Until the new authorization and the new contingent capital become effective, the Executive Board, subject to Supervisory Board approval, may continue to use the existing authorization to issue bonds with warrants and convertible bonds pursuant to the resolution adopted by the General Meeting of May 10, 2001.

In general, the shareholders have a statutory subscription right to subscribe the bonds with warrants or convertible bond (§ 221 section 4 in connection with § 186 section 1 AktG). In order to facilitate the transaction, the Corporation should utilize the opportunity to issue the bonds with warrants and/or convertible bonds to a financial institution or a syndicate of financial institutions subject to the obligation that the bonds be offered to the shareholders in accordance with their subscription rights (indirect subscription right as defined in § 186 section 5 AktG). The exclusion of subscription rights to subscribe fractional amounts resulting from the conversion ratio will make it possible to utilize the requested authorization using whole (round) number amounts. This will simplify the handling of the shareholder subscription rights. The exclusion of the subscription rights in favor of the holders of warrants and convertible bonds already issued has the advantage that the warrant or conversion price for the previously issued warrant or conversion rights will not need to be reduced, thus allowing a higher cash inflow. Thus, both cases of subscription rights exclusion will be in the best interest of both the Corporation and its shareholders. The issue price for the new shares must be equal to at least 80% of the price quoted on the stock exchange at the time the bonds with warrants and/or convertible bonds are issued, but this minimum issue price requirement will not apply to an conversion obligation.

The prospect of a charging a premium will provide an opportunity for adjusting the terms and conditions of the bonds with warrants or convertible bonds in order to factor in the relevant capital market conditions at the time these securities are issued.

The Executive Board is now further authorized, subject to Supervisory Board approval, to fully exclude the shareholders' subscription rights, if the bonds with warrants and/or convertible bonds are issued at a price which is not significantly below the market value of these bonds. This authorization will provide the Corporation with an opportunity to quickly and on short notice exploit favorable market conditions and to gain - through a more timely assessment of the conditions - better terms and conditions in setting the interest rate, the subscription or conversion price, and the issue price of the bonds with warrants or convertible bonds. The ability to set conditions in accordance with the current market environment and to implement a smooth placement would only be possible to a limited extent if the subscription rights were maintained. However, § 186 section 2 AktG, as amended by the German Act on Transparency and Disclosure [*Transparenz- und Publizitätsgesetz*], now permits the subscription price to be published (and thus, with respect to bonds with warrants or convertible bonds, the terms and conditions of such bonds) up to the third to last day of the subscription period. Nevertheless, in view of the frequently observed volatility in the stock markets, a market risk will persist for several days, which leads to uncertainty discounts in setting the terms of the bond and results in conditions which are not in tune with the market environment. Even if the subscription rights were retained, given the uncertainty of the exercise of such rights (subscription behavior), the successful placement with third parties would be endangered or would trigger additional expenses. Finally, in granting subscription rights to its existing shareholders, the Corporation cannot - given the duration of the subscription period - react to favorable or unfavorable market conditions, and is instead exposed to declining stock prices during the subscription period, which, in turn, could lead to less favorable opportunities for the Corporation to procure equity capital.

Pursuant to § 221 section 4 sentence 2 AktG, the provisions of § 186 section 3 sentence 4 AktG shall apply *mutatis mutandis* in the event that the subscription rights are completely excluded. The language of the resolution must adhere to the parameters set forth in the aforementioned statutory provision, which limits the subscription right exclusion to 10% of the registered share capital. Under § 186 section 3 sentence 4 AktG, the issue price may not be significantly below the share price listed on the stock exchange. This statutory provision is intended to ensure that there is no appreciable economic dilution of the share value. The issue, of whether such a dilutive effect will be triggered when the subscription rights-exempted bonds with warrants or convertible bonds are issued, can be assessed by calculating the hypothetical stock exchange price of the bonds with warrants and/or convertible bonds using recognized financial mathematical models and then comparing such results with the issue price. If, after an obligatory examination, this issue price is not significantly below the hypothetical stock exchange price at the time that the bonds with warrants or convertible bonds are issued, then - in accordance with the meaning and purpose of § 186 section 3 sentence 4 AktG - the subscription rights may be excluded since the discount will be deemed merely insignificant.

The resolution therefore provides that the Executive Board, prior to the issue of the bonds with warrants or convertible bonds, must conclude, following an obligatory examination, that the stipulated issue price will not lead to any appreciable dilution of the share value. Such an effect would reduce the theoretical market value of a subscription right to almost zero, meaning that the shareholders would thereby not suffer any appreciable economic detriment as a result of the subscription right exclusion. If the Executive Board deems it reasonable in any given situation to seek the advice of professionals, then it may rely on the support of experts. The banks underwriting the public offering may provide the Executive Board with assurances in an appropriate form that no appreciable dilution of the share value is anticipated. This representation may be confirmed and acknowledged by an independent investment bank or independent professional. Irrespective of any such examination by the Executive Board, the establishment of market-oriented terms and conditions and the concomitant avoidance of any appreciable dilution of share value will be guaranteed in the event a book-building procedure is conducted. Although under such procedures the bonds with warrants and convertible bonds are offered at a fixed issue price, the individual terms and conditions of the bonds with warrants or convertible bonds (e.g. interest rate and subscription or conversion price) will be established on the basis of the purchase orders issued by investors. Accordingly, the total value of the bonds will be determined in accordance with market factors. This procedure will ensure that there will be no appreciable dilution of the share value as a result of the subscription rights exclusion.

Moreover, the shareholders will always have an opportunity to maintain their share of the Corporation's registered share capital - even following the exercise of the subscription or conversion rights - by simply purchasing the shares on the open stock exchange. On the other hand, the Corporation's authorization to exclude subscription rights will enable it to set terms which are consistent with the prevailing market conditions, to create the highest degree of certainty in its ability to place the securities with third parties, and to exploit favorable market conditions on short notice.

The Executive Board Report, which must be submitted to the General Meeting pursuant to § 221 section 4 sentence 2 AktG in connection with § 186 section 4 sentence 2 AktG and which has been completely reprinted above, is available for inspection at the Corporation's business offices beginning on the date that notice of the General Meeting is made on March 18, 2003 and will be available for inspection during the General Meeting itself. Upon request, a copy of the Report will be furnished to each shareholder.

[7] Resolution granting the authorization to repurchase the Corporation's own shares pursuant to § 71 section 1 no. 8 AktG and canceling the existing authorization

The Executive Board and Supervisory Board propose the following resolutions:

The authorization to repurchase the Corporation's own shares, which had been granted pursuant to the shareholder resolution of May 8, 2002, will be replaced by the following authorization as of May 8, 2003:

(a) The Corporation is authorized to repurchase its own shares for any lawful purpose up to an amount totaling 10% of the current registered share capital. The authorization will become effective on May 8, 2003 and will continue in effect until November 7, 2004.

The repurchase will be carried out on the open stock market or through a public repurchase offer made to all shareholders.

In the event the repurchase is carried out on the open stock market, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 5% higher or lower than the average stock exchange price for adidas-Salomon shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange during the three trading days immediately preceding the repurchase transaction.

In the event of a public repurchase offer, the consideration per share paid by the Corporation (excluding incidental purchasing costs) may not be more than 10% higher or lower than the average stock exchange price for adidas-Salomon shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange between the sixth and third trading day prior to the publication of the public repurchase offer. If the public repurchase offer is over-subscribed, then the acceptances thereof must be done on the basis of pro rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder.

(b) The Executive Board is further authorized, subject to Supervisory Board approval, to sell the re-purchased Corporation shares in a manner other than on the stock market or through a public offer to all shareholders, provided the shares are sold in exchange for a cash payment and at a price that, at the time of the sale, is not significantly below the stock exchange price of the Corporation shares with the same features. The pro rata amount of the registered share capital, which is attributable to the aggregate number of shares to be sold under this authorization, together with the pro rata amount of the registered share capital from the new shares that were issued after the date, on which the shareholder resolution concerning this authorization was adopted (i.e., since May 8, 2003), on the basis of any authorizations to issue the shares from authorized capital subject to the suspension or exclusion of subscription

rights pursuant to §186 section 3 sentence 4 AktG, and together with the pro rata amount of the registered share capital that is attributable to the bonds with warrants and/or convertible bonds, which are linked to subscription rights or conversion rights on shares that were issued on the basis of any authorizations pursuant to §§ 221 section 4, 186 section 3 sentence 4 AktG after the date, on which the shareholder resolution concerning these authorizations was adopted, may not exceed a total of 10% of the Corporation's registered share capital existing on the date of the shareholder resolution concerning such authorization or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

(c) The Executive Board is further authorized, subject to Supervisory Board approval, to offer and to assign the Corporation's own shares, which are repurchased on the basis of this authorization, to third parties for purposes of (even indirectly) acquiring companies, corporate divisions, or equity interests in enterprises.

(d) Moreover, the Executive Board is authorized, subject to Supervisory Board approval, to offer and sell the Corporation's own shares, which are repurchased on the basis of this authorization, as payment or consideration for the assignment or licensing of intellectual property rights in athletes, sports teams or other third parties (including patents, trademarks, names and logos) to the Corporation or one of its subsidiaries for purposes of marketing and developing the products of the adidas-Salomon Group.

(e) The Executive Board is also authorized, on the basis of this authorization, to redeem and cancel any of the repurchased Corporation shares with the consent of the Supervisory Board but without a further shareholder resolution.

(f) The Executive Board is also authorized to use its repurchased shares for purposes of meeting the subscription or conversion rights or conversion obligations arising from the bonds with warrants and/or convertible bonds that are issued by the Corporation or a direct or indirect subsidiary of the Corporation.

(g) The rights of shareholders to subscribe the Corporation's shares will be excluded to the extent that such shares are utilized pursuant to the authorizations defined in sub-sections (b), (c), (d) and (f) of this Agenda Item. The authorization to repurchase, sell or otherwise redeem and cancel the Corporation's own shares may be exercised one or more times, either in whole or in part.

Report of the Executive Board pursuant to § 71 section 1 no. 8 and § 186 section 4 sentence 2 AktG concerning Agenda Item 7 (Authorization to repurchase the Corporation's own shares)

Agenda item 7 contains the proposal that the Corporation be authorized, pursuant to § 71 section 1 no. 8 AktG and in accordance with customary corporate practices, to repurchase on or before November 7, 2004, its own outstanding shares up to a total of 10% of the current registered share capital. Since the current authorization granted under the shareholder resolution of May 8, 2002 will expire on November 7, 2003, the existing authorization should be revoked prior to the General Meeting following such date and a new supplemental authorization should be granted to permit other uses of the repurchased shares (see Resolution Proposal (f)).

In repurchasing the Corporation's own shares, the principle of non-discrimination under § 53a AktG must be observed. The proposed repurchase of shares either on the open stock market or through a public repurchase offer adheres to this principle. If the public offer is over-subscribed, then the acceptances thereof must be done on the basis of pro rata interests. The Corporation may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder. This prospect is intended to avoid any fractional amounts in establishing the percentages for repurchase and any residual amounts and therefore serves to facilitate and simplify technical settlement.

Under the recommended authorization, the Corporation's own shares, which it has repurchased from its shareholders, may either be redeemed and cancelled – thereby reducing the Corporation's capital – or resold again through a public offer made to all shareholders or through transactions on the stock exchange. With respect to the latter two possibilities for selling the repurchased Corporation shares, the shareholders' right of non-discrimination will be respected during the sale.

In compliance with the statutory rule set forth in § 71 section 1 no. 8 sentence 5 AktG, the recommended authorization also provides that the Executive Board, with the consent of the Supervisory Board, may sell the repurchased shares in a manner other than through a sale on the open market or an offer made to all shareholders, if the repurchased Corporation shares are sold in exchange for a cash payment in accordance with § 186 section 3 sentence 4 AktG at a price that - as of the date of sale and/or assignment - is not significantly below the stock exchange price for the Corporation shares with the same features. The final sales price for the Corporation's own shares will be set based on the aforementioned rules immediately prior to the sale of the Corporation shares.

The prospect of selling in a form other than on the open market or through an offer made to all shareholders is in the best interest of the Corporation and the shareholders since the sale of shares to institutional investors, for example, will attract additional domestic and foreign shareholders. In addition, the Corporation will then be in a position to restructure its own equity capital to meet its respective business needs and to react quickly and flexibly to a more favorable stock market environment. The property interests and voting rights of the shareholders will be respected.

In view of the smaller volume, the shareholders will not suffer any detriment since the shares sold subject to the exclusion of the shareholders' subscription rights may be sold only at a price, which - as of the date of the sale - is not significantly below the stock exchange price for adidas-Salomon shares with the same features. Accordingly, the shareholders may on approximately the same terms and conditions purchase on the open stock market the number of shares required to maintain their respective share of ownership.

The Corporation should also be able to offer its own shares as consideration in connection with mergers and (even the indirect) acquisition of companies, corporate divisions or equity investments. International competition and the globalization of economies increasingly demand this form of consideration. The price for which the Corporation's own authorized but unissued shares is used in any given case will depend on the timing and respective circumstances of the individual case. The Executive Board and Supervisory Board shall act in the best interests of the Corporation in setting the price.

Historically, the Executive Board has continuously reviewed opportunities for the Corporation to purchase or invest in enterprises, which are involved in the business of producing and selling sports merchandise or are otherwise involved in the sports industry. The purchase of such companies and investments in exchange for its own shares is in the Corporation's best interest, if the purchase solidifies or strengthens the market position of adidas-Salomon Group. In order to seasonably and flexibly react to a seller's interest in being paid in the form of Corporation shares if such agreements are successfully completed, the Executive Board must – to the extent that there is no access to authorized capital – have the authority, with the consent of the Supervisory Board, to issue Corporation shares (while excluding the shareholders' subscription rights) as a means of payment. Since the volume of Corporation shares will be limited and the shares should be issued at a price that is based on the stock exchange price, the interested shareholders will have an opportunity, at about the same time as the Corporation's own shares are sold for the aforementioned purposes of acquiring enterprises or investments and the shareholders' subscription rights are excluded, to purchase additional shares on the stock exchange at the stock market price and to a large extent on comparable terms and conditions.

Based on the aforementioned considerations, the Executive Board believes that the recommended sale of the Corporation's own shares is in the best interest of the shareholders which can in any individual case justify the exclusion of the shareholders' subscription rights.

The Executive Board and Supervisory Board will therefore review each individual acquisition and will consider whether a purchase in exchange for the issuance of the Corporation's own shares and to the exclusion of the shareholders' subscription rights will be in the prevailing interests of the Corporation. Ultimately, the Corporation should have the opportunity to use its own shares as consideration for the transfer of intellectual property rights involving athletes and sports teams, such as trademarks, names and logos, to the Corporation or one of its subsidiaries for purposes of marketing the products of the adidas-Salomon Group.

In addition, the Corporation's own shares shall serve as consideration for the direct or indirect procurement of licenses to such rights by the Corporation. Moreover, the Corporation should also be able to use its own shares for purchasing patents and patent licenses, the exploitation of which would be in the Corporation's interest for purposes of marketing and developing existing and new products of the adidas-Salomon Group. It has historically been the case that athletes, sports clubs and third parties, who hold rights to intellectual property rights relating to the athletes and sports clubs, and patent holders are often prepared to transfer or license such rights only in exchange for shares or, in the case of cash payments, only at significantly higher prices. The valuation of intellectual property rights or license rights will be made on the basis of market conditions, in the event that the Corporation's own shares are used for their purchase. The shares to be granted by the Corporation will be valued on the basis the stock exchange price for such shares.

The Executive Board continuously negotiates with various domestic and foreign clubs on sponsoring agreements, which are intended to permit the Corporation to exploit the recognized names and logos of such teams under a license in order to help market the products of the adidas-Salomon Group. The teams often suggest during these negotiations that they insist on being paid in the form of shares of the Corporation. In order to execute the sponsoring agreements under such conditions and to promote the interests of the Corporation, the Executive Board must have the option, with the consent of the Supervisory Board and provided access to authorized capital should not be available, to grant the Corporation's own shares as consideration while excluding the shareholders' subscription rights. The Executive Board also assumes that more and more situations will arise in the future in which direct or indirect licenses to the names or other personal trademarks of athletes will be purchased with shares. The Executive Board is even considering purchasing the relevant industrial and intangible property rights of athletes (such as, for example, the brands).

Finally, the Executive Board considers it likely that in the future there will be greater opportunities for the Corporation, in exchange for Corporation shares, to purchase direct or indirect patents or licenses to patents, the exploitation of which will be in the Corporation's best interests for the products that the adidas-Salomon Group currently has, currently develops or plans to develop in the future. Also in this respect, the Executive Board must have the opportunity, with the consent of the Supervisory Board, to issue shares of the Corporation as consideration for the assignment of such patents or for the granting of patent licenses, in the event the patent holder wishes to be paid in the form of stock.

The purchase of licenses, patents or other industrial/intangible property rights of teams, athletes, or patent holders will be carried out either by the Corporation or by one of its subsidiaries. Sometimes the purchase is made not from the relevant team or athlete directly, but rather from companies or third parties, who have purchased the relevant rights from the teams or athletes. It is also conceivable that the consideration to be paid by the Corporation will consist of both stock and cash (royalties).

The granting of shares in the aforementioned cases will be in the best interests of the Corporation if the use or exploitation of the licenses or patents and any other intellectual property rights promises significant advantages for the Corporation in the marketing and promotion and/or development of its products and a purchase of the license or intellectual property rights in return for cash is not possible or is possible only at a higher price and at a disadvantage to the Corporation's liquidity and cash flow. The Executive Board shall on case-by-case basis review and consider the aforementioned when deciding whether to grant Corporation shares.

The decision of whether to grant Corporation shares as consideration for the aforementioned opportunities for purchasing companies, equity interests, patents, other intellectual property rights and the corresponding license rights, shall be made in each individual case by the Executive Board with the consent of the Supervisory Board, factoring in the Corporation's interests in any specific transaction, the actual necessity for granting the shares, and the valuation thereof.

Thus, the authorization to repurchase and sell the Corporation's own shares in respect of such opportunities serves the same purpose as Agenda Item 7 of the shareholder resolution of May 8, 2002 concerning the extension and expansion of the authorized capital in accordance with § 4 section 4 of the Corporation's Articles of Association. The Corporation thus has the option of paying for companies, investments, patents and other intellectual rights and license rights with shares either previously repurchased by the Corporation or issued from the Corporation's authorized capital reserve. With respect hereto, the Executive Board should decide, together with the Supervisory Board, whether to use the Corporation shares repurchased on the basis of this authorization or the shares issued from the authorized capital under § 4 section 4 of the Articles (to the extent it can be used for this purpose).

In addition, the Corporation should have the opportunity to use its own shares to perform on the subscription or conversion rights based on the bonds with warrants and/or convertible bonds issued by the Corporation or any of its indirect or direct subsidiaries. Such use may be more favorable for the Corporation than using the contingent capital and will also increase the Corporation's flexibility.

The Executive Board Report, which is submitted to the General Meeting in accordance with § 71 section 1 no. 8 and § 186 section 4 sentence 2 AktG and which is reprinted above in its complete form, will be available for inspection at the Corporation's business premises beginning on the notice date of the General Meeting on March 18, 2003 and at the General Meeting itself. Upon request, a copy of the Report will be sent to each shareholder.

[8] Appointment of the Auditor and the Group Auditor for the fiscal year 2003

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as Auditor and Group Auditor for the fiscal year 2003.

Participation in the General Meeting

Only those shareholders who deposit their shares by Friday, May 2, 2003 at the latest, until the end of business hours with the Corporation, a German notary, a bank for central depository of securities or with one of the banks and their German branches designated hereafter, and who leave them there until the end of the General Meeting, are entitled to participate in the General Meeting, to submit motions and to exercise their voting rights:

Dresdner Bank AG
UBS Warburg AG
Deutsche Bank AG
Bayerische Landesbank Girozentrale
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
WestLB AG

For the purpose of depositing shares at one of the persons or entities where shares may be deposited, it shall be deemed sufficient if the shares shall be blocked at a credit institution until the end of the General Meeting with the consent of the respective depository person or entity.

In case the shares are deposited with a German notary or a bank for central depository of securities, the confirmation to be issued thereon shall be submitted to the Corporation no later than on the first working day after the period for the deposit of the shares has expired, i.e. on Monday, May 5, 2003.

Exercise of Voting Rights

Shareholders who do not wish to participate personally in the General Meeting, may also exercise their voting rights through authorized representatives, e.g. through a bank administrating securities accounts or through a shareholders' association or any different person of their choice.

As special service, the Corporation offers to its shareholders, for the first time on occasion of this year's General Meeting to authorize proxies appointed by the Corporation, however, bound to observe the instructions of the shareholders, already before the General Meeting. Those shareholders who wish to grant a power of representation to the proxies appointed by the Corporation, shall need an entrance ticket to the General Meeting. The necessary documents and information will be sent to the shareholders together with the entrance ticket.

To ensure the timely receipt of the entrance ticket, the order for the ticket shall be sent to the depository bank as early as possible.

Powers of representation have to be granted in writing. If such power is granted to the proxies appointed by the Corporation, instructions have to be given in any case to the proxies on how to exercise the voting right. Without such instructions, the power will in invalid. The proxies are bound to vote in accordance with the instructions.

Inquiries and Motions of Shareholders

Countermotions against a proposal of the Executive Board and of the Supervisory Board on a specific item of the agenda pursuant to § 126 section 1 of the German Stock Corporation Act shall be sent exclusively to the following address:

adidas-Salomon AG
Legal Department
Adi-Dassler-Str. 1 - 2
91074 Herzogenaurach

Telefax: +49 (9132) 84 3219
E-Mail: agm2003@adidas.de

Countermotions received in due time at the above address will be made available to the other shareholders without delay through the Internet under www.adidas-salomon.com. Motions addressed differently will not be considered.

Herzogenaurach, March 2003

adidas-Salomon AG
The Executive Board